FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: August 18, 2004	By: "Leanne Dowe" Leanne Dowe, C.A. Chief Financial Officer

GAMMON LAKE RESOURCES INC.

OCAMPO GOLD-SILVER PROJECT REVIEW
CHIHUAHUA, MEXICO

MARCH 31, 2004
(Amended July 15, 2004)

Prepared by

Glenn R. Clark, P.Eng.

Glenn R. Clark & Associates Limited

Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

SECTION 1	5
SUMMARY	5
Property:	5
History:	5
GLR's Program:	7
Metallurgy:	7
Mineralized Zones:	8
Resources:	8
Feasibility:	10
CONCLUSIONS:	11
RECOMMENDATIONS	12
SECTION 2	13
INTRODUCTION	13
General:	13
Terms and Definitions:	13
Units of Measure:	13
SECTION 3	14
PROPERTY	14
Location:	14
Figure 1: Location of Project	14
Access:	15
Infrastructure:	15
Climate:	15
Topography:	15
Local Resources:	16
The Concessions:	16
SOYOPA AGREEMENT	16
MINERA FUERTA AGREEMENT	17
Table 1: Gammon Lake Schedule of Propoerties	18
Figure 2: Concession Map	20
MINIMUM INVESTMENT (assessment work)	21
Table 2: Minimum Investments	22
MINING DUTY (tax)	23
Table 3: Mining Duties	23
SECTION 4	24
PROJECT HISTORY	24
SECTION 5	27
GEOLOGY	27
Regional Geology:	27
Ocampo Area Geology:	27
Figure 3: Regional Geologic Map	28
Figure 4: District Geology Map	29

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

Mineral Deposits:	30
Mineralization	31
SECTION 6	33
GAMMON LAKE PROGRESS	33
Exploration Program:	33
Drilling:	34
Table 4: Drilling by Company	34
The Aventurero Ramp:	34
Figure 5: Ramp	35
Confirmation Diamond Drilling	36
Other Exploration Drilling	36
Feasibility Studies:	36
SECTION 7	38
SAMPLE HANDLING AND ANALYSIS	38
Sample Collection:	38
SURFACE SAMPLES	38
UNDERGROUND SAMPLES	38
RC DRILLING SAMPLES	38
CORE SAMPLES	38
Sample Handling:	39
Assaying:	40
Sample Security:	40
SECTION 8	41
DATA VERIFICATION	41
CAG Analysis	41
WGM Check Program (December 2001):	41
PAH Check Program (April 2002):	42
PAH Check Program (June 2003):	43
Table 4: PAH Check Samples	43
Current Data Checking:	44
DATABASE	44
ASSAY CHECKS	44
Chart 1: Gold Assays, Bottle Roll tests	44
Table 6: Gold Assays, Bottle Roll Tests	45
Chart 2: Silver Assays, Bottle Roll Tests	46
Table 7: Silver Assays, Bottle Roll Tests	46
ASSAY CHECKS (2004)	47
Table 8: Gold Assays, Drilling Sample Checks	47
Table 9: Gold Assays Samples Not Accepted	48
Table 10: Silver Assays Samples Not Accepted	48
Table 11: Silver Assays, Drilling Sample Checks	49
SECTION 9	50
METALLURGICAL TESTING	50
KCA Scoping Study (2003):	50

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

Gold and Silver Recovery:	50
Other Work:	51
SECTION 10	52
RESOURCE ESTIMATES	52
San Juan:	52
Figure 8: San Juan Long Section	53
Photo 1: Greg Liller at San Juan Drift Face	54
Aventurero:	54
Figure 7: Aventurero Grade x Thickness Long Section	55
Figure 8: Aventurero Ramp Area	55
Resource Classification:	56
INFERRED RESOURCE	56
INDICATED RESOURCE	56
MEASURED RESOURCE	56
NORTHWEST AREA RESOURCES	57
Method of Estimation:	57
Figure 9: Las Anamas Cross Section LA235	59
Grade Capping:	59
Method of Classification:	60
MEASURED RESOURCE	60
INDICATED RESOURCE	60
INFERRED RESOURCE	60
PAH Northeast Area Resources (2003):	61
Table 12: Northeast Area M & I Resources	61
Table 13: Northeast Area Inferred Resources	62
Inferred Resources, Surface:	62
OCAMPO AREA RESOURCES	62
WGM Ocampo Area Resources (2001):	62
Table 14: Ocampo Measured and Indicated Resources	63
PAH Pit Resources (2002):	64
Figure 10: Plaza de Gallos, Pit Sectin PDG 290	64
Summary of Resource Estimates:	65
SECTION 11	66
CONCLUSIONS	66
RECOMMENDATIONS	67
SECTION 12	68
CERTIFICATE OF QUALIFICATIONS	68
APPENDIX A	69
TERMS AND DEFININTIONS	69
APPENDIX B	70
REFERENCES	70
PAH References:	71

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

Section 1

SUMMARY

Gammon Lake Resources Inc.(GLR) engaged Glenn R. Clark & Associates Limited to review the Ocampo Project near Chihuahua, Mexico. The review was made by Glenn R. Clark, P.Eng., in compliance with the requirements of National Instrument 43-101 for technical reports. The property was visited March 19-21, 2004.

Property:

The Ocampo gold-silver project of GLR is located at approximately 28°12.5’ Latitude and 108°25’ Longitude. It is approximately 235 km west southwest of the state capital Chihuahua, within the Ocampo Municipio, in the State of Chihuahua, Mexico.

Federal Highway 16 is a major transportation route that crosses the Sierra Madre. The property can be accessed using Government maintained gravel roads from Highway 16. The property is 310 km by road from Chihuahua.

The Town of Ocampo is at the eastern edge of the project area. It has an estimated population of 500 people and is the seat of the municipal government.

The Ocampo Project is within the Sierra Madre Occidental physiographic province. The Project area ranges in elevation from 1,600 m to 2,200 m in elevation and is located near the eastern edge of the Barranca (canyon) country.

The Ocampo project concessions are located in the Municipality of Ocampo in the State of Chihuahua in Mexico. The GLR holdings consist of 44 concessions that cover 3,524.54 hectares.

GLR owns or has an option to purchase a 100% interest in all of the 44 concessions without any residual royalties.

History:

The Ocampo area has been explored and exploited over the last 200 years. Large amounts of gold and silver have been extracted from the area.

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

In 1912, shortly before the Mexican Revolution, the chief engineer of Sierra Consolidated, estimated that up until that time, the total production of gold and silver from Ocampo had exceeded 100 million U.S. dollars.

It is reported that in the period between 1939 and 1941, one high grade ore shoot at the Plaza de Gallos mine produced over 3.8 tonnes of gold and 59 tonnes of silver. Since this mine was over 100 years old at the time, it is obvious that the old time miners had not found all of the good veins.

In 1994, the Mexican mining laws were changed to allow 100 percent foreign ownership of mining properties. Since 1997 the Ocampo area has been actively explored.

In 1999, GLR entered the area and purchased 17 concessions. They have continued to explore the area since 1999.

In 2000, GLR made another property acquisition effectively consolidating the entire Ocampo mining camp for the first time since the Mexican Revolution of 1912. Metallurgical and other studies have been carried out since 1999 to aid in any feasibility studies that are made.

In March 2002, Bolnisi entered an agreement with GLR to earn a 60% interest in portions of the property. They were to complete a feasibility study and bring the property to production. This agreement was terminated in November 2003 with all of the technical data available to GLR.

Since 1997 a total of 657 reverse circulation and diamond drill holes have been drilled. GLR had about two-thirds of these holes drilled. GLR has the results of all the drill holes.

In 2003 GLR started a ramp to access the Aventurero vein system. This ramp has accessed the Aventurero vein and the San Juan. It is currently being driven to access these veins at a lower level.

Drilling is continuing both on surface and from the ramp underground. At present, there are three surface drills and one underground drill. Two additional surface drills and another underground drill will be operating by the end of April.

A full feasibility study is currently being done.

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

GLR’s Program:

GLR has been actively exploring the Ocampo area since 1999. They have carried out a staged exploration project that has been well conceived and efficiently done. The exploration methods are in keeping with good industry practice.

The sample collection and handling procedures are good. The assaying is being done by an internationally recognized assay firm, Chemex, based in Vancouver, Canada. The assaying has had sufficient checks to give confidence in the values established for the samples.

The initial work involved sampling of the known zones on surface and underground when possible. Drilling has been a large part of the on going program.

The ramp that GLR is currently driving has been very successful finding a new ore shoot as well as accessing the previously known shoots. This emphasizes the useful nature of the underground exploration.

Most of the drilling in the current program has been directed at confirming the resources that have previously been identified and upgrading the resource category. This has been a successful program. Drilling also has been done that extended the known zones down dip and along strike.

Metallurgical and site investigations have also been done during this period.

A number of consultants have completed reports on this work. In particular Pincock Allen and Holt (PAH), Watts Griffis and McOuat (WGM) have been involved regarding the resources and Kappes, Cassiday & Associates (KCA) have been involved with the metallurgy.

Metallurgy:

The metallurgical testing that has been done on the PGR Trend zones and the Northeast area zones has shown that good recoveries of both gold and silver can be obtained. The gold and silver mineralization is cyanide soluble. The recoveries are currently projected to be approximately 96% for gold and 93% for silver.

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

Mineralized Zones:

The WNW striking PGR Trend is 5 km in length. This trend is made up of a series of NW trending faults crosscut by WNW trending structures. There are a number of known mineral deposits in the PGR Trend. From east to west they are Picacho, Plaza de Gallos, Refugio, Conico and La Estrella.

The Northeast Project area consists of numerous northwest trending faults that are cut by north to northeast trending faults. This produces a rhombohedral pattern of horsts and grabens. In the Northeast area there are a number of mineralized structures that include Brenda, Maria, JM, Rosario, Aventurero, San Juan, Las Animas and Santa Julianna.

The Ocampo mineralization area appears to be classic gold-silver epithermal deposition. Based on the mineralogy and alteration, the deposits, in both the PGR Trend and the Northeast Area, are of the low sulphidation, quartz-adularia type.

The gold-silver mineralization is seldom found in discreet fissure type veins at Ocampo. The structures that house the mineral zones of importance have a core of quartz breccia surrounded by varying degrees of quartz stockworks and silicification. The true thickness of the mineralization exceeds 50 m in some areas such as Plaza de Gallos and Refugio. An argillized halo is often present surrounding the silicified structures.

The mineralogy of the deposits in the Ocampo district is simple and consists of electrum, native silver and argentite. Trace amounts of galena and chalcopyrite are present. Based on visual examination of the core, the mineralization is generally fine grained. In the high grade sections large portions of visible native silver, electrum or gold are not seen.

Resources:

There have been three previous resource estimates done by GLR that were audited by WGM and PAH. The first resource estimate covered the whole Ocampo project area. The second resource estimate was directed at the open pit potential of the PGR Trend and the third estimate was of the underground potential in the Northeast Area.

Both WGM and PAH found the sampling procedures and the assaying were quite acceptable and the estimates were done within the

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

common practice of the industry. The audits have met with the rules of National Instrument 43-101, Standard Disclosure for Mineral Projects. The resource categories are based on the definitions in NI 43-101.

The following is a summary of these previous resource estimates.

The first resource estimate for the Ocampo Area gave an overall Measured and Indicated (M&I) Resource of approximately 22.6 million tonnes grading 1.44 g Au/t and 57 g Ag/t.

As exploration progressed, the potential for 4 pits in the PGR Trend and underground mining in the Northeast Area was recognized. These were included the overall Ocampo Area.

The pit resource estimation gave an M&I Resource, within 4 pits, of approximately 8.4 million tonnes at 1.5 g Au/t and 71 g Ag/t.

The Northeast Area underground resource estimation gave an M&I Resource of 3.5 million tonnes grading 5.9 g Au/t and 302 g Ag/t.

The exploration done since these estimates were made has continued to confirm the tonnage and grades in the deposits and has extended the resource base with drilling that extended the zones down dip and along strike.

Drilling from underground has located a new mineralized shoot in the San Juan vein. The new shoot is similar in grade to previously drilled shoots in the San Juan vein.

Drifting has started on the San Juan vein. The first 8 m of drifting on the San Juan vein averaged 13.9 g Au/t and 355 g Ag/t over an average width of 2.9 m. The results for the next 15 m of drifting on the vein are pending.

Based on the examination of the results of this year’s drilling and underground sampling it appears that the resource is essentially as previously estimated with the grade and tonnage being quite close within the area of the previous resource estimate. The difference in the resource will come from the closer spaced sampling giving added confidence to the zones. It is expected that the work in this past year will increase the Measured Resource and increase the Inferred Resource.

In addition, the overall project resource will be increased as drilling has extended the zones both along strike and down dip. The underground drilling along strike in the San Juan structure

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

has disclosed a previously unknown shoot. The recently discovered La Esperanza vein demonstrates the effectiveness of the underground development program adding to the resource base.

There is still a lot of potential in the area. Mining underground in the area of the pits and other surface mining are possibilities.

Feasibility:

Bolnisi and their consultants produced a positive “bankable” feasibility report in September 2003. This feasibility report was based on an open pit mine in the PGR area, producing 1.25 million tonne per year.

GLR and their consultants have determined that a new feasibility study incorporating open pit mining and higher grade production from underground is warranted.

Much of the data contained in the Bolnisi report will be used in the GLR study. The GLR study is considering changes in the production plans from those contained in the Bolnisi report.

New reserve and resource estimations will be considered.

M3 Engineering & Technology Corp. has been retained by GLR to prepare a report on the feasibility of placing the property into production.

The completed report is to include but is not limited to the following.

•	New Reserve and Resource calculations
•	Mining plans for open pits of the PGR trend deposits
•	Mining plans for underground mining of the Adventurero, San Juan, Las Animas, Rosario and Maria vein systems in the Northeast area
•	Process Plant (Mill)design
•	A possible heap leach circuit
•	Site plans
•	Financial evaluation

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

CONCLUSIONS:

The Ocampo gold–silver project of Gammon Lake Resources is in an historic mining district that has been operating off and on since 1804. There has been little development in recent times.

GLR has mining concessions on a large part of the area (3524.5 ha) including most of the known mineralization.

Exploration by GLR and others since 1998 has confirmed the potential of the properties.

GLR has conducted a staged, well run exploration program that has been well carried out with accepted engineering practice. The sampling methods and protocols have given results that can be relied upon for further development of the properties.

The staged exploration has been very rewarding. As the exploration progressed the expectations of each stage have increased and each stage has been able to confirm or exceed the expectations for the deposits. Currently the exploration is being carried out with drilling on surface and from the GL ramp that is being driven at the Aventurero vein.

Although there has been considerable exploration done by GLR at Ocampo there is still a lot of potential for discovering additional resources.

Some of the mineralized zones are accessible by open pit, however there appears to be a significant tonnage of higher grade material that can be accessed from underground, utilizing an adit and a ramp. The historical operations indicate that simple stoping methods can be employed to extract the mineralization.

At the present time, a production feasibility study is being carried out for GLR. This will include all of the items necessary to be able to make economic evaluations regarding production at Ocampo.

The current plans call for mining from open pits and from underground. The ore will be processed in a mill that recovers the gold and silver with cyanide leach.

Metallurgical testing has indicated that good recoveries of the gold and silver can be obtained.

A new Resource and Reserve estimate is being prepared as part of the feasibility study. It is expected that the recent drilling

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

in the Northeast Ocampo area will have increased the tonnage of the Measured and Inferred Resources with the Indicated staying much the same. The current deep drilling program in the open pit PGR area, if successful, will further increase the overall project resource.

The anticipated production has not yet been proven to be viable. Until all of the tests are done, including geotechnical investigations, further metallurgical tests and appraisals and the Reserves estimated, it is not possible to reliably estimate the capital and production costs. This is common to most properties at this stage of development.

RECOMMENDATIONS

The program as it is now planned should continue. The current systems in place are working well and there is no need for any immediate changes.

The sample handling and assaying has been shown to be adequate. It is important for the Corporation to continue to monitor the handling and storage of samples as well as continuing to monitor the assaying labs with the Corporation’s own check samples and with repeat analysis at another laboratory.

The new reserve and resource study that is being prepared as part of the feasibility study might indicate some changes to the drilling program. The grade distribution within the zones and the effect, if any, on the proposed mining grade should be studied as part of the reserve estimations.

The ramp and the planned trial stoping should be continued.

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

Section 2

INTRODUCTION

General:

Gammon Lake Resources Inc. engaged Glenn R. Clark & Associates Limited to review the Ocampo Project near Chihuahua, Mexico. The review was made by Glenn R. Clark, P.Eng., in compliance with the requirements of National Instrument 43-101 for technical reports. The property was visited March 19-21, 2004.

There are a number of previous reports regarding the Ocampo project. The information in these technical reports and the information supplied by Gammon Lake was relied upon for this review. The previous reports are available on the Gammon Lake web page (www.gammonlake.com) and have been filed with Sedar (www.Sedar.com).

Gammon Lake periodically releases the results from their on going exploration of the Ocampo property. This information can also be found on their web page.

Terms and Definitions:

This report contains a number of acronyms and technical terms that may not be initially clear to the reader.

A list of these terms is available in Appendix A attached to this report.

Units of Measure:

All units are metric unless otherwise noted.

Any monetary values are given in United States dollars.

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

Section 3

PROPERTY

Location:

The Ocampo gold-silver project of GLR is located at approximately 28°12.5’ Latitude and 108°25’ Longitude. It is approximately 235 km west southwest of the state capital Chihuahua, within the Ocampo Municipio, in the State of Chihuahua, Mexico.

Scale: 1:5,000,000 approx.          Map provided by GLR

Figure 1: Location of Project

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

Access:

The State of Chihuahua has two International airports located at the cities of Ciudad Juarez and Chihuahua. Within the State there is over 4000 km of paved highway, 7,000 km of improved road and 2,100 km of railway.

Federal Highway 16 is a major transportation route that crosses the Sierra Madre. The property can be accessed using Government maintained gravel roads from Cahuisori (27 km). Alternatively the property can be reached from Highway 16 by a government maintained gravel road to Morris then east to Ocampo. The property is 310 km by road from Chihuahua.

Infrastructure:

The Town of Ocampo is at the eastern edge of the project area. It has an estimated population of 500 people and is the seat of the municipal government.

Ocampo has recently been connected to the National Electrical grid. At this time it is felt that it may not be practical to rely on the National Grid to supply the power for the mining project due to the cost and timing of hooking up to the grid.

Mining and forestry are the major industries in the area. An adequate workforce that is familiar with mining is present in the region.

Climate:

The cool winters and mild summers are typical of the temperate climate in the area. The rainfall is erratic and mainly occurs during the summer monsoon season. Snow does occur sporadically in the winter. The average annual precipitation is approximately 800 mm. The weather conditions should not effect the planned operations.

Topography:

The Ocampo Project is within the Sierra Madre Occidental physiographic province. This province is mountainous, however there are features that suggest an incised plateau rather than a true mountain range.

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The Project area ranges in elevation from 1,600 m to 2,200 m in elevation and is located near the eastern edge of the Barranca (canyon) country.

The steep sided canyon at the Town of Ocampo limits the area available for town expansion.

There is adequate space on GLR’s mining concessions for the plant, tailings pond and other necessary facilities.

Local Resources:

The vegetation in the area consists of pine and mixed pine and deciduous stands of trees. There is sufficient forestation in the area to support a number of sawmills.

Although there is a reasonable amount of rainfall each year there are no large bodies of water or large rivers nearby to supply the water for GLR’s planned operation. The required water will need to be supplied from ground water wells.

The Concessions:

The Ocampo project concessions are located in the Municipality of Ocampo in the State of Chihuahua in Mexico. The GLR holdings consist of 44 concessions that cover 3,524.54 hectares.

The concessions are held by Gammon Lake de Mexico, S.A. de C.V., a wholly owned subsidiary of GLR. The records show that Gammon Mexico has a 100% interest in the claims. Twenty-seven of the claims are filed free of any liens or encumbrances while the other 17 claims are subject to fulfilling the “Soyopa” purchase agreement. Seven claims that are filed free of encumbrances are subject to further payment terms under the Minera Fuerte agreement.

SOYOPA AGREEMENT

The “Soyopa” agreement outlines the terms for GLR to purchase the concessions from Minerales de Soyopa, S.A. de C.V. This agreement was entered into on March 1, 2000 (joint venture agreement) with amendments, August 17, 2000, April 24, 2001 and November 24, 2001 (the “Soyopa Amending Agreements”).

To date all of the terms of these agreements have been met and the only the following terms are outstanding.

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March 31, 2004, Amended July 15, 2004

The Corporation is required to make an additional payment of U.S. $7,000,000. This payment can be made in two separate installment with U.S. $3,5000,000 to be paid on or before November 23, 2006 and the remaining U.S. $3,500,000 to be paid on or before November 23, 2007 except if the property is placed into production prior to November 23, 2006, in which case an annual advance payment of U.S. $1,000,000 shall be made to Soyopa which will be credited against the U.S. $7,000,000 obligation and, if the property is sold to a third party, the balance of U.S. $7,000,000 shall be due and owing immediately. The obligation to complete the payment of U.S. $7,000,000 is secured by a charge registered on the mining concessions. In a related arm’s length agreement with Compania Minera Global S.A. de C.V. (“Minera Global”) dated July 17, 2000, pursuant to which consulting services were provided with respect to the Soyopa Option Buy-Out Agreement, a balance of U.S. $1,000,000 is due to Minera Global upon the sale of the Ocampo Project.

The concessions subject to the Soyopa Agreement are numbered 170141-170153, 191736, 192048, 204194, 212551.

MINERA FUERTA AGREEMENT

In January 6, 1999 the Corporation entered into a joint venture agreement with Minera Fuerte Mayo, S.A. de C.V. (Minera Fuerta) covering 17 concessions. This agreement was amended December 2, 1999, March 5, 2001 and February 21, 2003 (the “Minera Fuerte Buy-Out Agreement”). Ten of the concessions were bought outright and 7 concessions are subject to the terms of the Buy-Out Agreement. With the Buy-Out Agreement, Gammon Mexico acquired a 100% interest in the Minera Fuerte Joint Venture Agreement in consideration for the grant of an 8% net profits royalty up to the maximum of U.S. $2,000,000. An additional U.S. $250,000 is due if, as a result of exploration of the property, a minimum mining reserve of two million ounces of equivalent gold are obtained, as determined by an independent third party consulting firm of international repute which is mutually acceptable to the parties thereto. In the event that the Corporation were to sell the property, the full U.S. $2,000,000 becomes dues and payable at that time.

The concessions subject to this agreement are numbered 147733, 150528, 151997, 153207, 155697, 155698 and 192789.

A list of all the mining concessions and a map of the concessions (Figure 2) follows.

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

Table 1: Gammon Lake Schedule of Propoerties

Map #	Concession	Number	hectares	Expiry

1	El Penol	214321	7.78	Sept. 5, 2051
2	El Rayo	160307	12.00	July 22, 2024
3	Santo Nino	189284	19.34	Dec. 4, 2040
4	La Resureccion	185243	37.58	Dec. 13, 2039
5	La Escalera	218971	19.02	Jan. 27, 2053
6	Maria	195211	8.52	Aug. 24, 2042
7	La Gloria	168685	108.00	July 1, 2031
8	San Amado	147733	46.28	May 17, 2017
9	El Mastuerzo	150528	9.00	Oct. 27, 2018
10	Nuevo Jesus Maria y Jose	151997	13.69	Nov. 11, 2019
11	Cubiro	153207	7.03	July 29, 2020
12	San Martin	155698	17.37	Oct. 27, 2021
13	El Rayo	155697	20.73	Oct. 27, 2021
14	Balvanera	192789	6.45	Dec. 18,2041
15	Mirasol	161866	10.00	July 21, 2025
16	La Fe	212201	39.00	Sept. 21, 2050
17	La Estrella	147793	9.00	June 27, 2017
18	Santa Ana	165663	14.26	Nov. 27, 2029
19	El Porvenir	212992	14.78	Feb. 19, 2007
20	Alejandra	213422	469.88	May 10, 2007
21	Alejandra Uno	213423	505.67	May 10, 2007
22	Alma II	214374	0.92	Sept. 5, 2007
22	Alma III	214375	4.00	Sept. 5, 2007
23	El Hueco	189226	2.21	Dec. 4, 2015
24	Santa Juiliana	170141	10.10	Mar. 16, 2032
25	Rosario de Oro	170142	8.00	Mar. 16, 2032
26	Belen	170143	16.00	Mar. 16, 2032
27	Lluvia de Oro	170144	100.00	Mar. 16, 2032
28	San Ramon	170145	16.00	Mar. 16, 2032
29	Estanislao	170146	5.67	Mar. 16, 2032
30	Candelaria	170147	3.99	Mar. 16, 2032
31	Altagracia	170148	12.00	Mar. 16, 2032
32	San Jose del Picacho	170149	4.59	Mar. 16, 2032
33	Matulera	170150	9.47	Mar. 16, 2032
34	San Jose y San Juan	170151	24.74	Mar. 16, 2032
35	Belgrado	170152	7.28	Mar. 16, 2032
36	Ampliacion de Altagracia	170153	10.00	Mar. 16, 2032
37	Krystal	204194	1657.92	Dec. 17, 2046
38	San Juan	191736	53.91	Dec. 18, 2041
39	La Olvidada	192048	105.00	Dec. 18, 2041
40	Buenos Aires	212551	19.67	Oct. 30, 2050
41	Diez de Mayo	213571	23.79	May 17, 2007
42	El Faro	217082	4.46	June 13, 2008
42	Alejandra II	213424	29.44	May 10, 2007

	Total Net Hectares		3524.54	3524.54

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

The Concessions that are named in blue are the concessions that are the subject of the Soyopa Agreement.

The Concessions that are named in purple are the concessions that are the subject of the Minera Fuerte Agreement.

All of the concessions are exploitation concessions except the eight that have the numbers shown in red. These concessions are exploration concessions, numbers 212992, 213422-213424, 213571, 214374, 214375, 217082.

The GLR holdings include both Exploration and Exploitation concessions. All of the concessions are surveyed prior to being granted.

Exploration concessions have a six year period before they expire and can be elevated to an exploitation concession.

Exploitation concessions have a 50-year life and can be renewed for as long as the mine is active. The elevation of a mining concession from exploration to exploitation can be a lengthy process but all rights concerning exploration and exploitation remain in force during the conversion period.

The concessions are for mineral rights only and GLR has secured the surface rights in the current areas of interest. On March 20, 2002, Gammon Lake Mexico and Minerales de Soyopa entered into a surface rights lease with the Common Land (Ejido) Commissariat covering the mining concessions of Gammon Lake Mexico and Soyopa. This agreement covers approximately 2000 hectares. The agreement is for 30 years for the initial and only payment of $20,000 US. The agreement has been registered with the National Agrarian Registry.

In order to engage in exploration and commercial mining activity, an environmental permit is required. The Corporation currently has all necessary environmental permits for exploration activity and does not envision any obstacles in obtaining the necessary environmental permits for commercial mining activity on these concessions.

All concessions have an annual minimum investment to complete and an annual mining tax must be paid to keep the concessions in good standing.

It should be noted that some small concessions, held by others, exist within the Corporation’s concession blocks. These small holdings can be seen on the concession map. These concessions

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

are not in areas of significant mineralization and are not considered a problem to the Ocampo Project.

map provided by GLR

Figure 2: Concession Map

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

MINIMUM INVESTMENT (assessment work)

To keep the concessions in good standing a minimum investment or assessment work (MI) must be made each year and the work filed. The amount of the MI varies based on the size, age and type of the concession. The MI required changes each year with the Department of Mines publishing a new list at the first of the year and it varies with the consumer price index.

It is possible to group concessions together and carry forward the excess work from previous years. The current work programs coupled with the past work by GLR should satisfy the minimum requirements for many years.

Exploitation Concessions

For Exploitation Concessions the annual amount of MI only varies with the size of the concessions. The smallest concessions up to 30 ha only have a requirement of 45.14 pesos/ha or approximately $5.40 C/ha. Twenty-eight of the concessions are in that category. As the concessions get larger the MI increases. For 30 to 100 ha the annual MI is 90.27 pesos or approximately $10.80 C/ha. Five of the concessions fall into that category. The concessions that are greater than 100 ha have a fixed fee per concession plus an amount per ha. Gammon has 2 concessions just over 100 ha and the average MI is 187.71 pesos/ha for the 105 ha concession and 187.52 pesos/ha for the 108 ha concession or approximately $22.50 C/ha. The largest concession 1657.92 ha has an MI of 724.90 pesos/ha or approximately $87 C/ha.

The average MI on GLR’s 2,471.6 ha of exploitation concessions is currently 518.45 pesos or approximately $62.21 C/ha totaling $153,767 C.

Exploration Concessions

The MI for the exploration concessions varies with size and age of the concession being greater for larger and older concessions.

The GLR exploration concessions are all in either the 3rd or 4th period. Five of the 8 exploration concessions are in the lowest category at 30.09 pesos/ha ($3.61 C). The 469.88 ha concession averages 91.87 pesos/ha ($11.02) and the 505.67 ha concession averages 90.22 pesos/ha ($10.82 C).

The average MI on GLR’s 1,052.94 ha of exploration concessions is currently 86.54 pesos/ha or approximately $10.38 C/ha totaling $10,934 C.

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

Table 2: Minimum Investments
(assessment work)
EXPLORATION CONCESSIONS

SURFACE RANK (HECTARES	FIXED ANNUAL FEE (PESOS)	ADDITIONAL ANNUAL FEE PER HECTARE (PESOS PER HECTARE)

		FIRST PERIOD	SECOND TO FOURTH PERIODS	FIFTH AND SIXTH PERIODS

Up to 30	0.00	7.52	30.09	45.14
>30 up to 100	0.00	15.05	60.18	90.27
>100 up to 500	752.27	30.09	90.27	180.55
>500 up to 1,000	2,256.82	27.83	85.76	180.55
>1,000 up to 5,000	4,513.64	25.58	82.75	180.55
>5,000 up to 50,000	15,797.74	23.32	79.74	180.55
More than 50,000	150,454.66	21.06	75.23	180.55

EXPLOITATION CONCESSIONS
SURFACE RANK (HECTARES)	FIXED ANNUAL FEE (PESOS)	ADDITIONAL ANNUAL FEE PER HECTARE (PESOS PER HECTARE)

Up to 30	0.00	45.14
>30 up to 100	0.00	90.27
>100 up to 500	752.27	180.55
>500 up to 1,000	2,256.82	361.09
>1,000 up to 5,000	4,513.64	722.18
More than 5,000	15,797.74	1,444.36

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

MINING DUTY (tax)

The rate of the mining duty (MD) depends on the concession type and the age of the concession. The rate changes each semester with the Department of Mines publishing the new rates in January and July. The MD is due in both January and July.

Table 3:  Mining Duties
rate per hectare for the first semester of 2004
(in Mexican Pesos):

EXPLORATION CONCESSIONS

During the first year	2.0230
From the 2nd to the 4th year	6.01
From the 5th year	12.43

EXPLOITATION CONCESSIONS

During the first and 2nd years	25.06
From the 3rd and 4th year	50.34
From the 5th year	88.29

The rates are effective if you pay during January, but if the payment is delayed, every month you have to add some penalties and actualizations that are also published in the Official Newspaper.

The GLR Ocampo exploitation concessions are all at the high rate of 88.29 pesos/ha except for 3 concessions totaling 77.7 ha are at the rate of 50.34 pesos/ha. The average rate of MD for the exploitation concessions is 87.10 pesos/ha.

The exploration concessions are all at the rate of 6.01 pesos/ha.

The total MD for the GLR concessions is approximately $26,600 C for the first semester of 2004.

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

Section 4

PROJECT HISTORY

The Ocampo area has been explored and exploited over the last 200 years. Large amounts of gold and silver have been extracted from the area. The following summary of the history of the area has been taken from the April 2002 report by PAH and GLR’s AIF.

Exploration of Northern Mexico by the Spanish started in 1554 and was quite successful with the first significant mineral discovery in the Santa Barbara district by 1567. Further significant discoveries were made during the next two hundred years.

The Ocampo mineralization was not discovered until 1804. It was located by an employee of a Spaniard, Jose de Herrero. The initial exploration and exploitation of the area was curtailed because of the Mexican War for Independence, 1810 to 1820.

After the war, French and English interests made significant investments in the Refugio and Plaza de Gallos mines in the western part of the district. Other mines in the northeastern portion were found at this time. In the mid 1800‘s the mining in the district was idled due to the political unrest and some technical problems with water in the mines.

In the late 1800‘s the government again encouraged foreign investment and the Ocampo area was reactivated and it was from the 1880‘s onward that Ocampo had the greatest period of development. This active period continued until the onset of the Mexican Revolution in 1912 and then the mining in the Ocampo district was once again idled.

From 1907 to the end of this active period, the Sierra Consolidated Mining Company was the major mining company in the area. In 1912, shortly before the Mexican Revolution, the chief engineer of Sierra Consolidated, estimated that up until that time, the total production of gold and silver from Ocampo had exceeded 100 million U.S. dollars.

In the 1930‘s with the rise in the official price of gold, activity in the area increased. In personal communication with PAH, Soyopa reported that in the period between 1939 and 1941, one high grade ore shoot at the Plaza de Gallos mine produced over 3.8 tonnes of gold and 59 tonnes of silver. Since this mine was over 100 years old at the time, it is obvious that the old time miners had not found all of the good veins.

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March 31, 2004, Amended July 15, 2004

Small operators and gambosinos continued to operate in the area through the slow periods. In the 1980‘s the Consejo de Resources Minerales (CRM), an agency of the Mexican federal Government, financed the construction of a mill equipped with a flotation circuit that can process about 100 tonnes per day.

In 1994, the Mexican mining laws were changed to allow 100 percent foreign ownership of mining properties. After that the Ocampo area became active again.

In 1997, Mogul Mining NL (Mogul) entered into a joint venture with Soyopa. Mogul conducted a district scale mapping and sampling program focusing on the western portion of the district. A total of 59 reverse circulation drill holes for a total of 6,288 m of drilling was completed.

In 1999, Augusta Resources Corporation (Augusta) entered into an agreement to acquire Mogul’s interest in the project. Augusta drilled 11 reverse circulation holes and deepened one existing hole for a total of approximately 1,677 m drilled. Mogul and Augusta did not meet the work commitments in the agreement and the property reverted to Soyopa.

In 1999, GLR entered the picture with an option to purchase 17 mining concessions in the area from Minera Fuerta Mayo, S.A de C.V. (Minera Fuerta). During 1999, GLR had an active exploration program consisting of mapping, sampling, underground test mining and core drilling. A total of 50 holes were drilled totaling approximately 3,729 m. The results of this work were detailed in a PAH report dated December 9, 1999.

In 2000, GLR entered a joint venture agreement with Soyopa. The joint venture agreement was replaced with a purchase agreement dated November 24, 2001.

GLR effectively consolidated the entire Ocampo mining camp for the first time since the Mexican Revolution of 1912.

In 2000, GLR continued exploring the properties. Drilling to delineate the western deposits and to explore the potential of the northeastern structures at depth was carried out. A total of 31,046 m of reverse circulation and core drilling was completed.

Metallurgical testing was carried out by KCA in 2000, 2001 and 2002. A preliminary design and a cost estimate for a heap leach pad and ponds were made by KCA in March 2001. At the same time Seegmiller completed a geotechnical evaluation on the stability of potential open pits for the Picacho, Plaza de Gallos and

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March 31, 2004, Amended July 15, 2004

Refugio deposits. A detailed structural analysis was completed by Millennium Mining Associates and additional structural work was done by Dr. Derrick McBride.

During 2001, GLR completed a resource study that was audited by WGM.

In March 2002, Bolnisi entered an agreement with GLR to earn a 60% interest in portions of the property. They were to complete a feasibility study and bring the property to production. This agreement was terminated in November 2003 with all of the technical data available to GLR.

GLR has continued with exploration on the property including drilling, sampling, underground exploration. A full feasibility study is currently being done.

The details of the agreements can be found in the GLR, AIF filed with Sedar. (www.sedar.com)

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

Section 5

GEOLOGY

The geology of the area and the property has been described in previous reports. The following brief geology descriptions are taken from the PAH report of 2002 and GLR’s AIF.

Regional Geology:

The Ocampo project is within the Sierra Madre Occidental Province. This extensive physiographic province extends from southwestern Mexico to the Arizona border and is host to many precious and base metal deposits. Regionally it is a relatively undeformed high plateau. (Figure 3)

The main feature of the province is the thick sequence of unmetamorphosed volcanic flows, tuffs, agglomerates and related intrusives of andesitic to rhyolitic composition. These Tertiary volcanic rocks overlay a basement of Precambrian to Jurassic rocks. Uplift and erosion have created deep incised canyons. The basement rocks are found only in isolated windows.

The stratigraphy of the area has been divided into two main groups, the Lower Volcanic Group (LVG) and the Upper (UPG). The LVG is the host to the majority of the Au-Ag deposits exploited in the Sierra Madres.

The regional structural fabric has a general northwest trend.

Ocampo Area Geology:

The LVG rocks are dominant in the immediate project area and consist predominantly of massive andesitic to rhyolitic flows, tuffs, agglomerates and volcaniclastics.

The overlying UVG rocks are predominantly felsic ignimbrites, tuffs, flows and volcaniclastics.

All of the rocks have been intruded by andesite to dacite dykes and sills.

Within the Ocampo area the structural regime is broken down into two discrete areas, the PGR Trend and the Ocampo Northeast area.

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

Map provided by GLR

Figure 3: Regional Geologic Map

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

Map provided by GLR          north is to the left

Figure 4: District Geology Map

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

The WNW striking PGR Trend extends from Altagracias in the southeast to beyond La Estrella in the west and is over 5 km in length. This trend is made up of a series of NW trending faults crosscut by WNW trending structures. There are a number of known mineral deposits in the PGR Trend. From east to west they are Picacho, Plaza de Gallos, Refugio, Conico and La Estrella.

The Northeast Project area consists of numerous northwest trending faults that are cut by north to northeast trending faults. This produces a rhombohedral pattern of horsts and grabens. In the Northeast area there are a number of mineralized structures that include Brenda, Maria, JM, Rosario, Aventurero, San Juan, Las Animas and Santa Julianna.

Structural studies have documented six major periods of deformation produced by a combination of the emplacement of a postulated intrusive beneath the district and extensional regional tectonics. Both strike slip and dip slip movement accompanied each of the deformations.

In the Ocampo area the total length of the known mineralized structures is in excess of 27 km.

Mineral Deposits:

The Ocampo mineralization area appears to be classic gold-silver epithermal deposition. Based on the mineralogy and alteration, the deposits, in both the PGR Trend and the Northeast Area, are of the low sulphidation, quartz-adularia type.

The low sulphidation systems contain quartz vein stockworks and breccias with gold, silver, electrum, argentite and pyrite with minor and variable amounts of base metal sulphides. These minerals probably were deposited in a high level (epizonal) to near surface environment.

In the northwest portion of the GLR property, historic mines such as La Fe and other prospects are considered to be of the high sulphidation, quartz enargite type deposits. This type of system has veins, vuggy breccias, and sulphide replacements ranging from pods to massive lenses associated with high level hydrothermal systems. The mineralization in the La Fe area is hosted by rhyolite and dacite rocks. These rocks and mineralization may be stratigraphically lower than the mineralization in the PGR Trend and the Northeast area. This suggests that this type of mineralization may be found at depth under the PGR Trend and the Northeast deposits.

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

Mineralization:

The gold-silver mineralization in the project area is structurally controlled. Structures that strike N, WNW, NW, NE and E-W all host mineralization that is potentially of economic grade.

It is interesting to note that andesitic agglomerates host the majority of the deposits found to date in the area. These andesitic conglomerates are not considered the best host for the mineralization. It is believed that this is only an apparent preference due to the mineralization that has been exposed. Other rocks in the sequence are also expected to be hosts of the mineralization.

The hydrothermal mineralization occurred during all six episodes of structural deformation. Quartz deposition took place during all the deformations. The quartz occurs in a number of forms such as banded creamy white chalcedony, clear crystalline white quartz and drusy amethyst. The gold-silver deposition only took place in the last two periods of deformation.

The gold-silver mineralization is seldom found in discreet fissure type veins at Ocampo. The structures that house the mineral zones of importance have a core of quartz breccia surrounded by varying degrees of quartz stockworks and silicification. The true thickness of the mineralization exceeds 50 m in some areas such as Plaza de Gallos and Refugio. An argillized halo is often present surrounding the silicified structures.

The gold-silver mineralization is always associated with quartz however all of the quartz does not contain gold-silver mineralization due to the episodic quartz mineralization. The precious metal consists of electrum, native silver and argentite. The base metals sphalerite, galena and chalcopyrite occur in minor varying amounts and have no economic importance in these veins and there does not appear to be an increase in concentration at depth.

A study by MMA suggests that Cu, Pb and Zn along with gold and silver can be indicators for precious metal deposition. The same study found that depletions of Li, Ba, Na, K and Ti can also be an indication of precious metal deposition.

Argillic or clay caps may be an expression of the very tops of the precious metal depositional horizons.

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

The gold-silver mineralization is known to occur in this area over a vertical distance of 750 m. This vertical distance is not known from one deposit. It is based on the fact that the lowest productive levels at the Santa Juliana mine were at an elevation of approximately 1,400 m and the vein outcrop at the Plaza de Gallos, the highest point, is at an elevation of approximately 2,150 m.

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

Section 6

GAMMON LAKE PROGRESS

GLR has been actively exploring the Ocampo area properties since 1999. Between March 2002 and November 2003, GLR had a partner in the PGR area. Since November 2003, GLR has been continuing the exploration in the entire project area without a partner.

Sufficient work has been done to outline Resources that are the subject of a feasibility study now in progress.

Exploration Program:

GLR initiated exploration in 1999. Exploration since then has been multifaceted with geological mapping, sampling both on surface and underground, diamond drilling and RC drilling from surface, diamond drilling from underground and test mining.

A number of studies have been done off site. These include mineralogy, metallurgy, slope stability, preliminary economic evaluations.

In 1999, the initial exploration was in the Northeast area. As well as geological mapping and sampling, test mining was carried out at the old Brenda mine and 50 diamond drill holes were completed in the Northeast area.

In 2000, detailed surface geological mapping, trenching and road building were carried out. A large drilling program was undertaken with a total of 180 RC and core holes completed.

GLR expanded their holdings in 2000 and obtained the results of recent work that had been done on the expanded property.

During 2000 and 2001, a program of underground mapping and sampling in accessible workings was carried out. An exploration drift was driven at this time.

In 2002 a portion of the property (PGR area) was placed under a Joint venture agreement and the partner, Bolnisi, was the operator. Bolnisi carried out further drilling, metallurgical testing and process design work and completed a feasibility study on open pit mining in the PGR area.

GLR continued to explore the Northeast area with diamond drilling in 2002, 2003 and 2004. In 2003, a ramp to access the Aventurero

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

and associated veins was started. This program of underground development and drilling is continuing in 2004.

Drilling:

Since 1997, this large project area has been the subject of a number of drilling campaigns by GLR and other operators. GLR has the results of all the drilling since 1997. The following table shows the number of holes that have been drilled for each of the companies until the end of February 2004. The holes total more than 92,000 m in length.

Table 4: Drilling by Company

Gammon Lake Resources	422 holes	80,000 m
Mogul Mining NL	59 holes	5,900 m
Augusta Resource Corp.	11 holes	1,600 m
Bolnisi Gold NL	165 holes	18,000 m
Total to date	657 holes	105,500 m

The drilling has been done using reverse circulation (RC) sample collection or by diamond core drilling.

Reliable operators have been used and from all accounts the drilling has been of good quality throughout this active period.

The drilling on the PGR trend has been mainly by reverse circulation. In the Northeast area the drilling has been predominantly by diamond core drilling. The holes were often started by RC drilling and then cored once the hole was approaching the target area.

Underground drilling has been carried out from drill stations prepared in the old workings. Drilling from the new ramp that has been started to access the Aventurero vein and the associated Las Animas, Rosario and Maris veins is being carried out.

At present, there are 3 surface drills and 1 underground machine working on the property. Two additional surface and 1 additional underground drill will be operating by the end of April.

The Aventurero Ramp:

The GL Ramp was started in the spring of 2003. This ramp is a full production sized ramp. (photo of portal on Cover page)

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

The initial plan is to access two levels, vertically 60 m apart. The first level has been accessed and the ramp is currently being extended down to the lower level. Drifting on the veins on both levels and trial stoping is planned.

Plan supplied by GLR

Figure 5: Ramp

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

The Avenurero vein has been drifted along and sampled on the first level. To date, 102 m of the Aventurero vein have been exposed and sampled. This section of the vein averaged 7.5 g Au/t and 225 g Ag/t over an average width of 2.2 m. Drifting has started on the San Juan vein. The first 8 m of drifting on the San Juan vein averaged 13.9 g Au/t and 355 g Ag/t over and average width of 2.9 m. The results for the next 15 m of drifting on the vein are pending.

The Development to March 20, 2004 has totaled 946 m of advance including: 591 m in the ramp including, spiral, remucks and sumps.

46 m in haulages (San Juan and Aventurero) 135 m in the underground shop 184 m in veins (San Juan, Aventurero, Esperenza)

Confirmation Diamond Drilling:

Most of the drilling that has been completed in the past year has been to confirm the results of the initial wider spaced drill holes. It is reasonable to say that there have been no big surprises and the zones that have been tested are much the same as was predicted.

Other Exploration Drilling:

Some drilling has been done to test the known zones at depth. These holes have been encouraging, extending the known mineralization down dip below the proposed open pits.

Feasibility Studies:

Bolnisi and their consultants produced a positive “bankable” feasibility report in September 2003. This feasibility report was based on an open pit mine in the PGR area, producing 1.25 million tonne per year. GLR and their consultants have determined that a new feasibility study incorporating open pit mining and higher grade production from underground is warranted. Much of the data contained in the Bolnisi report will be used in the GLR study. The GLR study is considering design changes in the production plans. These changes may involve a different metallurgical process, different annual production levels and feed grade as well as different site locations for the plant and the tailings impoundment. A new block model for the open pit reserve and resource estimations will be considered.

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March 31, 2004, Amended July 15, 2004

M3 Engineering & Technology Corp. has been retained by GLR to prepare a report on the feasibility of placing the property into production. They are to use all of the test work and studies that have been done for GLR and other companies in the evaluation. M3 is currently working on this report.

The completed report is to include but is not limited to the following.

•	New Reserve and Resource calculations

•	Mining plans for open pits of the PGR trend deposits

•	Mining plans for underground mining of the Adventurero, San Juan, Las Animas, Rosario and Maria vein systems in the Northeast area

•	Process plant (Mill) design

•	A possible heap leach circuit

•	Site plans

•	Financial evaluation

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March 31, 2004, Amended July 15, 2004

Section 7

SAMPLE HANDLING AND ANALYSIS

Sample Collection:

GLR has collected samples on surface, underground and by drilling. Both RC drilling and core drilling were utilized.

SURFACE SAMPLES
The surface samples were mostly in the form of channel chip samples that were collected by GLR employees. The samples were generally 3 m in length. The sample lines were surveyed by tape and compass methods and tied to the local grid using appropriate points of control. Mogul used the same methods when collecting their samples.

UNDERGROUND SAMPLES
The underground samples were collected using chip samples across channels. When necessary due to groundwater scale, the face was cleaned prior to taking the sample. When the drift was in the vein, back samples were taken usually with a single sample across the back. When the exposure was in a cross cut a wall was sampled.

RC DRILLING SAMPLES
The samples were continuously collected in a cyclone. At the end of each sample run (5 feet or 1.524 m) the sample was discharged through a Gilson Riffle. One half of the first split was split again to form a sample for assaying and a duplicate sample. In zones of poor recovery only one split was made. If the sample was wet due to injection or water inflow a rotary wet splitter was used to collect the sample in buckets before being double split through a riffle splitter. The drilling crew collected the samples. The quality of the samples was under GLR supervision. The recovery was logged using a qualitative scale of 1-5. An additional small sample was collected and placed in trays designed to hold RC chip samples. The chips were geologically logged on site.

CORE SAMPLES
The core was either HQ or NQ in size in the surface holes. Holes were started at the larger HQ size and reduced to NQ if necessary. Underground holes were similarly started with HQ size and reduced to NQ after 20 or 30 m during the 2001 and 2002 drill program. The longer underground holes drilled in the 2000 and 2001 program utilized the smaller BQ size to facilitate the

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drilling. All of the recent underground holes drilled in 2003 and 2004 were d rilled using HQ or NQ sized core.

The drilling crew boxed the core and GLR employees transported it to the core shack.

In the core shack the core was geologically logged with sample lengths indicated. When the sample lengths were determined the core was split using an impact splitter with one half of the core being bagged and tagged for assay. The other half was returned to the core trays for storage.

The earlier BR and UGD holes used a sample length of 1 m. The surface ODH holes were sampled on 1.5 m lengths. The current drilling is sampled at 4.5 m lengths until the stockwork beside the quartz breccia/vein is reached. At that point the sample length is reduced to 1.5 m to sample the stockwork. When the quartz breccia/vein is reached the sample length is reduced to 1 m in length and it usually stays that length until the end of the hole. The length of the samples may vary due to the thickness of the vein.

Sample Handling:

The handling procedure has always been the same. The bagged and tagged samples were turned over to Chemex personnel at the site and Chemex took them to their sample preparation facility. The sample rejects are stored in Chemex’s facility in Hermosillo.

Chemex crushed the samples and prepared 200-300 g pulp samples. Ninety percent of the pulp will pass Tyler 150 mesh (106µm). The pulps were sent to Chemex in Vancouver for analysis.

This procedure is continuing.

Assaying:

All of the BR holes drilled by GLR in 1999 and year 2000 holes, ODH-60 to 80, including the Augusta holes and the first four Mogul holes used a 30 g fire assay with AA finish for gold and Aqua-Regia extraction with an AA finish for silver. Assay values that exceeded 10 g Au/t or 100 g Ag/t were re-analyzed by fire assay with gravimetric finish.

All GLR holes, subsequent to hole ODH-80, were analyzed using a 1 assay ton sample for fire assay with a gravimetric finish for

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

both gold and silver. Except for the first four, all of the Mogul holes utilized this same analytical method.

Chemex discovered a potential underestimation of silver values due to plugging of the AA pipette when using Aqua-Regia/AA methods. For this reason the mineralized zones from holes ODH-71 to 80 and a number of the 1999 BR holes were reanalyzed utilizing a 1 assay ton sized sample for fire assay with a gravimetric finish. This re-assaying by fire assay indicated that significant (order of magnitude) underestimating of silver had occurred in less than 5 percent of the samples that had been assayed using an Aqua-Regia/AA finish.

Sample Security:

The samples for assay are taken directly from the site to the Chemex facilities by the Chemex staff. The sample rejects are stored at Chemex’s Hermosillo facility.

The RC duplicate samples from the drilling prior to the 2002-2003 program are stored in a pole barn at a fenced and secured site near Picacho. This site has a 24 hour guard that lives adjacent to the site. Starting with the 2002-2003 drilling program the RC duplicate samples are stored in a locked building at the Soyopa complex below Picacho.

The drill core in the early stages of the program was kept in a locked, closed and secure building near the GLR field office at the Fomento mill just north of the Northeast drilling area. This core has been moved and all the core is now stored in a cement block building at the Soyopa complex. This facility is locked and secure and a security guard lives on the site.

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

Section 8

DATA VERIFICATION

Since 1998, there has been several data verification programs carried out on the Ocampo project. The verifications included field checks on drill hole and surface sample locations, re-assaying of RC samples and core samples, the quartering of drill core for assay, comparison of twinned hole results and check analysis of the bottle roll assay results.

For this report, there was no attempt to verify the drill hole locations as that was done previously and reported on by WGM and PAH. The assaying results have also been checked by both WGM and PAH. Both consulting firms had selected core samples and RC samples re-assayed. WGM used the remaining half core while PAH had the core quartered for analysis. At this time there was no further check analysis done other than what is routine by the company.

CAG Analysis:

Computer Aided Geosciences Ltd. (CAG) analyzed the assay results of the Mogul drill program in 1998. Their analysis was based on the internal duplicates assayed by Chemex as part of their quality control program and pulp re-assays by Bondar.

In total, Chemex had completed 516 duplicate assays for Au and 445 duplicate assays for Ag. Bondar had re-assayed 272 pulps.

CAG concluded that on average there is no significant bias between the Chemex and Bondar assays, nor is there any apparent bias within Chemex. On average the assay results should be representative of the mineralization as a whole. The lower grade ranges seem to be less reliable and the selection of the ore –waste boundaries may be less reliable.

WGM Check Program (December 2001):

WGM toured the property visiting the main deposits on surface and underground where available. Field checks of some trench and drill hole locations were made. Some drill core and RC chip samples were examined. WGM selected mineralized drill core from 3 holes and RC samples from 2 holes for re-assay. The core was the half not previously sampled. The chips were the stored duplicates. Each of the 5 samples were from different zones.

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

The 5 samples as WGM states are not statistically significant but the results gave WGN additional confidence in the assaying of the Ocampo zones.

During an attempt to re-enter an RC hole for core drilling an overlap occurred between the two methods for 6 m (4 samples). The RC drilling averaged 5.45 g Au/t and 310 G Ag/t for the 4 samples and the core averaged 5.24 g AU/t and 316 g Ag/t over the same length.

Four HQ sized core holes were drilled that twinned RC holes in the Plaza de Gallos and Refugio deposits. The HQ holes were for metallurgical purposes. The calculated head grade from the RC holes assays was very close to the bulk sample head grade from the HQ core. The RC calculated head was 1.31 g Au/t and 73 g Ag/t. The bulk sample head grade was 1.38 g Au/t and 80 g Ag/t.

PAH Check Program (April 2002):

PAH verified in the field the location of 24 drill holes. The sites were marked by a metal tag placed in a concrete plug with the hole number on the tag.

PAH selected 211 samples from 16 drill holes for re-assay. The re-assay was done on a quarter of the core or on the duplicate RC sample that was stored on site. These samples were submitted by PAH to Bondar in Hermosillo, Mexico. The Bondar assay technique was the same employing 1 assay ton samples for fire assay with a gravimetric finish for both AU and Ag. The detection limits by Bondar are different that by Chemex. Bondar’d detection limit is 0.17 g Au/t and 0.7 g Ag/t. Chemex limit is 0.07 gAu/t and 3 g Ag/t except for holes ODH71-80 when the gold detection limit by Chemex was 0.10 g/t.

Bondar and Chemex are both reputable firms that are used by major mining companies worldwide.

The PAH averaged the results from each laboratory for the 211 samples. The Chemex results were slightly lower in both gold and silver. PAH concluded that on average the samples are comparable and within acceptable industry standards. It should be noted that the labs did not work on the same pulp.

Chemex averaged 2.07 g Au /t and Bondar averaged 2.21 g AU/t.

Chemex averaged 104 g Ag/t and Bondar averaged 112 g Ag/t.

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

PAH Check Program (June 2003):

PAH for the 2003 report spent the day in the field verifying the recent drilling. Eight samples were collected two from RC holes and four from core holes. The core samples were only a quarter of the drill core as the half that was in storage was quartered. The RC samples were duplicates that were in storage.

As with the five samples collected by WGM, these 8 samples are not statistically significant and should only be taken as an indication that the gold and silver assays in the original samples probably, on average, reflect the content of the gold and silver in the zones.

The table below shows the results of this sampling. PAH noted that the discrepancy, although not large, was significant. PAH suggests that movement in the core boxes may be the reason for the discrepancy and suggests putting blocks in the box to keep the samples separated in case there is a need to re-sample.

Re-sampling only one sample in a sequence, especially quartering of the core if the core has been allowed to shift makes it difficult to obtain the same assay results.

Table 4: PAH Check Samples

SAMPLE	DRILL HOLE	ORIGINAL SAMPLE	Au g/t ORIGINAL	Au g/t NEW	Au g/t ORIGINAL	Au g/t NEW

32303	OGDH17	146	8.24	9.70	139	160
32304	OG55	54.0-55.6	4.54	2.35	599	439
32305	OGDH63	123-124.5	6.36	6.13	407	416
32306	OGDH1	132 RC	18.00	12.90	574	510
32307	OGDH2	200 RC	4.75	2.38	242	246
32308	OGDH58	180-181.5	1.56	0.61	584	760
32309	OGDH58	181.5-183	1.85	2.04	328	430
32310	OGDH58	183-184.5	3.38	1.91	182	240
Average			6.09	4.75	382	525
Check versus Original				78%		138%

Values from PAH report June 2003

PAH also examined the drill database and the spreadsheets that were used to calculate the intersections that were used in the resource estimate. “A random cross check of grade contained in the spreadsheets and on the cross sections was made to the Chemex assay certificates. No errors were found”.

PAH indicated that further verification was not carried out on the database, as it was not in a suitable format for them to do that work.

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

Current Data Checking:

DATABASE

GLR is currently checking all the information in the databases containing the drilling information and converting it all to one format.

Once the database is completed a new 3D model will be produced to facilitate updated Reserve and Resource calculations.

The Reserve and Resource calculations will be used in the Feasibility study that is underway.

ASSAY CHECKS

GLR has followed a policy of checking the assays by regularly submitting samples for check analysis. This check assaying is being done on the drilling samples and on the metallurgical samples.

Comparing the original sample assays with the assay results from the metallurgical testing is an excellent way to validate the assays. The following charts and tables are derived from KCA’s bottle roll tests and the composite sample assaying.

Chart 1: Gold Assays, Bottle Roll tests

The calculated head is based on the metallurgical results. The average and weighted grades are as in the table below.

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

Table 6: Gold Assays, Bottle Roll Tests

Vein	Intervals From, m.	Oxidation Type	Ocampo Weighted Avg., gms/Au MT	Assay 1 Head, gms/Au MT	Assay 2 head, gms/Au MT	Average Head, gms/Au MT

Aventurero	112.5 - 117.0	Oxide	4.96	4.83	4.56	4.70

Aventurero	89.0 - 90.0	Oxide	6.39	5.86	6.03	5.95

Aventurero	174.0 - 177.0	Mixed	15.79	14.06	16.05	15.05

Aventurero	201.0 - 207.0	Mixed	3.91	3.39	3.81	3.60

Aventurero	168.0 - 175.5	Mixed	5.01	5.07	5.59	5.33

Aventurero	238.5 - 244.5	Sulfide	6.27	5.38	5.45	5.42

Aventurero	159.0 - 161.25	Oxide?	11.33	10.15	10.56	10.35

Aventurero	157.0 - 159.0	Mixed	18.76	15.46	13.23	14.35

Aventurero	154.5 - 163.5	Mixed	4.23	2.91	2.88	2.90

Aventurero	204.0 - 205.5	Sulfide	7.20	6.21	7.03	6.62

Aventurero	264.0 - 267.0	Mixed	9.48	9.46	9.91	9.69

Las Animas	106.5 - 125.0	Sulfide-Mixed	7.87	8.74	8.54	8.64

Las Animas	52.5 - 63.0	Oxide	5.13	4.53	4.83	4.68

Las Animas	57.0 - 60.0	Oxide-Mixed	6.35	6.07	7.27	6.67

Las Animas	52.5 - 64.5	Sulfide-Mixed	6.54	7.37	7.47	7.42

Las Animas	51.0 - 63.0	Mixed	8.34	4.35	3.57	3.96

Rosario	81.0 - 88.5	Mixed	27.01	25.61	26.85	26.23

Rosario	120.0 - 124.5	Mixed	10.64	14.67	13.61	14.14

Rosario	120.0 - 160.5	Sulfide-Mixed	3.58	3.57	3.43	3.50

San Juan	175.0 - 194.0	Sulfide	3.17	3.77	3.50	3.64

San Juan	52.0 - 67.0	Sulfide?	13.95	16.25	12.89	14.57

Maria	145.0 - 149.0	Sulfide	5.58	5.42	7.21	6.32

	AVERAGE		8.70	8.33	8.38	8.35

Ocampo weighted average assays are from the original assays.

Assay Head 1 and Assay Head 2 are from splits of the composites. Assay Head 1 was by KCA. Assay Head 2 was by Chemex.

The Average Head grade is the average of Assay Heads 1 and 2.

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

Chart 2: Silver Assays, Bottle Roll Tests

Table 7: Silver Assays, Bottle Roll Tests

Vein	Intervals From, m.	Oxidation Type	Ocampo Weighted Avg., gms/Au MT	Assay 1 Head, gms/Au MT	Assay 2 head, gms/Au MT	Average Head, gms/Au MT

Aventurero	112.5 - 117.0	Oxide	769.0	788.2	809.1	798.7

Aventurero	89.0 - 90.0	Oxide	61.0	57.6	51.4	54.5

Aventurero	174.0 - 177.0	Mixed	367.0	395.3	342.9	369.1

Aventurero	201.0 - 207.0	Mixed	139.0	138.5	106.3	122.4

Aventurero	168.0 - 175.5	Mixed	218.0	224.6	236.6	230.6

Aventurero	238.5 - 244.5	Sulfide	227.0	190.6	198.9	194.8

Aventurero	159.0 - 161.25	Oxide?	229.0	225.6	222.9	224.3

Aventurero	157.0 - 159.0	Mixed	552.0	499.5	480.0	489.8

Aventurero	154.5 - 163.5	Mixed	99.0	88.5	96.0	92.2

Aventurero	204.0 - 205.5	Sulfide	196.0	176.6	195.4	186.0

Aventurero	264.0 - 267.0	Mixed	900.0	792.7	788.6	790.6

Las Animas	106.5 - 125.0	Sulfide-Mixed	357.0	402.2	373.7	387.9

Las Animas	52.5 - 63.0	Oxide	513.0	668.2	514.3	591.3

Las Animas	57.0 - 60.0	Oxide-Mixed	848.0	1091.3	826.3	958.8

Las Animas	52.5 - 64.5	Sulfide-Mixed	171.0	182.7	233.1	207.9

Las Animas	51.0 - 63.0	Mixed	312.0	75.1	82.3	78.7

Rosario	81.0 - 88.5	Mixed	806.0	849.3	843.4	846.3

Rosario	120.0 - 124.5	Mixed	824.0	989.2	915.4	952.3

Rosario	120.0 - 160.5	Sulfide-Mixed	331.0	526.3	315.4	420.8

San Juan	175.0 - 194.0	Sulfide	133.0	299.3	147.4	223.4

San Juan	52.0 - 67.0	Sulfide?	529.0	563.3	514.3	538.8

Maria	145.0 - 149.0	Sulfide	60.0	75.8	65.1	70.4

	AVERAGE		392.8	422.7	379.9	401.3

Glenn R. Clark & Associates Ltd.	Page 46 of 73

Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

ASSAY CHECKS (2004)

Table 8: Gold Assays, Drilling Sample Checks

Vein With Type Code	Sample Number	Org Chem Head Au g/t	Assay Reject Inspect Check Au g/t	Chem Reno Inspect Pulp Au g/t	Chem Van Inspect Pulp Au g/t	Inspect Assay Reject vs Chem Org %	Pulps Inspect vs Chem Reno %	Pulps Inspect vs Chem Van %	Pulps ChemV vs Chem Reno %	Avg 3 pulps Chem Org %

AV-s	OG-55-238.5-240	3.75	3.94	3.61	3.44	105%	109%	115%	95%	98%

AV-s	OG-55240-241.5	5.98	5.76	5.69	5.41	96%	101%	106%	95%	94%

AV-s	OG-55-241.5-24	11.65	11.24	11.20	11.50	97%	100%	98%	103%	97%

AV-s	OG-55-243-244.5	3.73	1.99	1.81	2.03	53%	110%	98%	112%	52%

AV-m	OGDH-13-157o	19.48	20.02	26.30	12.85	103%	76%	156%	49%	101%

AV-m	OGDH-13-158	32.34	33.43	32.40	34.50	103%	103%	97%	106%	103%

AV-m	OGDH-13-159	7.93	6.34	8.04	6.43	80%	79%	99%	80%	87%

AV-m	OG-80-154.5-156	4.16	4.73	4.35	4.12	114%	109%	115%	95%	106%

AV-m	OG-80-156-157.5	0.58	0.55	0.51	0.53	95%	108%	104%	104%	91%

AV-m	OG-80-157.5-15	11.05	9.33	9.59	9.46	84%	97%	99%	99%	86%

AV-m	OG-80-159-160.5	3.74	4.11	4.19	3.84	110%	98%	107%	92%	108%

AV-m	OG-80-160.5-162	0.59	0.58	0.75	0.48	99%	78%	121%	64%	102%

AV-m	OG-80-162-163.5

LA-o	OG-55-52.5-54	3.15	2.71	3.01	2.85	86%	90%	95%	95%	91%

LA-o	OG-55-54-55.5	4.54	3.77	3.55	3.77	83%	106%	100%	106%	81%

LA-o	OG-55-55.5-57	7.41	6.72	6.45	6.80	91%	104%	99%	105%	90%

LA-o	OG-55-57-58.5	7.14	7.06	7.17	7.31	99%	98%	97%	102%	101%

LA-o	OG-55-58.5-60	1.76	1.54	1.40	1.39	88%	110%	111%	99%	82%

LA-o	OG-55-60-61.5	4.02	3.87	3.96	3.87	96%	98%	100%	98%	97%

LA-o	OG-55-61.5-63	8.64	9.02	9.13	8.36	104%	99%	108%	92%	102%

LA-m	OG-48-51-52.5

LA-m	OG-48-58.5-60

LA-m	OG-48-60-61.5	7.97	7.44	6.82	7.42	93%	109%	100%	109%	91%

LA-m	OG-48-61.5-63

RO-m	OG-48-81-82.5	1.53	2.13	2.18	2.24	139%	97%	95%	103%	143%

RO-m	OG-48-82.5-84	9.23	12.51	13.40	12.60	136%	93%	99%	94%	139%

RO-m	OG-48-84-85.5	44.60	40.25	41.70	41.30	90%	97%	97%	99%	92%

RO-m	OG-48-85.5-87	78.40	77.26	70.00	71.00	99%	110%	109%	101%	93%

RO-m	OG-48-87-88.5	1.12	1.44	1.47	1.77	129%	98%	81%	120%	139%

RO-m	OG-35-120-121.5	23.60	28.04	29.30	28.80	119%	96%	97%	98%	122%

RO-m	OG-35-121.5-123	9.74	12.2	10.80	12.05	125%	113%	101%	112%	120%

RO-m	OG-35-123-124.5	3.86	4.46	4.96	5.22	115%	90%	85%	105%	126%

RO-sm	OG-63-150-151.5	3.02	2.43	2.59	2.41	81%	94%	101%	93%	82%

RO-sm	OG-63-151.5-153	1.67	1.44	1.34	1.20	86%	107%	120%	90%	79%

RO-sm	OG-63-153-154.5	0.51	0.48	0.40	0.37	94%	120%	130%	93%	82%

RO-sm	OG-63-154.5-156	3.60	3.91	4.11	3.94	109%	95%	99%	96%	111%

RO-sm	OG-63-156-157.5	6.45	5.97	5.89	6.07	92%	101%	98%	103%	93%

	Average	10.21	10.20	10.24	9.86	100%	100%	1204%	97%

The average of the 3 pulp assays compared to the average of the original samples is 99%.

The following samples were part of this batch of check analysis.
They have been removed from the averages as there appears to be a problem with the samples used.

Glenn R. Clark & Associates Ltd.	Page 47 of 73

Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

The chain of command for the samples was normal and there should not be a problem. GLR personnel bagged and labelled the original samples. The samples were transported to Chemex Hermosillo and the rejects stored there. GLR requested that the rejects of these selected samples be sent to KCA to prepare pulps to be sent to each of the labs. Inspectorate and Chemex in Reno and Chemex in Vancouver all assayed the same pulp. The results are very close checks between the labs on the pulp samples. The problem with the samples below comes from the pulps being so much different from the original assays. It is not known exactly how this could happen however it appears that it was a warehousing problem and the man in charge of the warehouse was dismissed by Chemex. The samples in question were probably made up to cover for missing samples. GLR should investigate this further.

Table 9: Gold Assays Samples Not Accepted

Vein With Type Code	Sample Number	Org Chem Head Au g/t	Assay Reject Inspect Check Au g/t	Chem Reno Inspect Pulp Au g/t	Chem Van Inspect Pulp Au g/t	Inspect Assay Reject vs Chem Org %	Pulps Inspect vs Chem Reno %	Pulps Inspect vs Chem Van %	Pulps ChemV vs Chem Reno %	Avg 3 pulps Chem Org %

LA-o	OG-80-162-163.5	5.54	0.24	0.33	0.19	4%	73%	126%	58%	5%

LA-o	OG-48-51-52.5	14.10	0.69	0.82	0.67	5%	84%	102%	82%	5%

LA-m	OG-48-58.5-60.5	8.73	0.10	<0.05	<0.05					1%

LA-m	OG-48-61.5-63	1.00	6.58	6.53	7.15	658%	101%	92%	109%	675%

Table 10: Silver Assays Samples Not Accepted

Vein With Type Code	Sample Number	Org Chem Head Au g/t	Assay Reject Inspect Check Au g/t	Chem Reno Inspect Pulp Au g/t	Chem Van Inspect Pulp Au g/t	Inspect Assay Reject vs Chem Org %	Pulps Inspect vs Chem Reno %	Pulps Inspect vs Chem Van %	Pulps ChemV vs Chem Reno %	Avg 3 pulps Chem Org %

LA-o	OG-80-162-163.5	88	48	66	72	55%	73%	67%	109%	70%

LA-o	OG-48-51-52.5	848	40	37	40	5%	108%	100%	108%	5%

LA-m	OG-48-58.5-60.5	149	3	<5	<5					2%

LA-m	OG-48-61.5-63	103	166	155	161	161%	107%	103%	104%	156%

In general the checks are quite close. When the 4 samples that have been segregated are not considered the average gold assay from the original samples was 10.21 g Au/t and the average of the pulp samples was 10.10 g Au/t or 99% of the original.

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

The silver assays were also close with the original samples averaging 452 g Ag/t and the average of the pulps was 469 g Ag/t or 104% of the original samples.

Table 11: Silver Assays, Drilling Sample Checks

Vein With Type Code	Sample Number	Org Chem Head Au g/t	Assay Reject Inspect Check Au g/t	Chem Reno Inspect Pulp Au g/t	Chem Van Inspect Pulp Au g/t	Inspect Assay Reject vs Chem Org %	Pulps Inspect vs Chem Reno %	Pulps Inspect vs Chem Van %	Pulps ChemV vs Chem Reno %	Avg 3 pulps Chem Org %

AV-s	OG-55-238.5-240	77	109	94	90	141%	116%	121%	96%	127%

AV-s	OG-55240-241.5	219	208	204	206	95%	102%	101%	101%	94%

AV-s	OG-55-241.5-243	427	429	401	428	101%	107%	100%	107%	98%

AV-s	OG-55-243-244.5	170	64	72	82	38%	89%	78%	114%	43%

AV-m	OGDH-13-157o	678	534	530	519	79%	101%	103%	98%	78%

AV-m	OGDH-13-158	800	865	811	823	108%	107%	105%	101%	104%

AV-m	OGDH-13-159	261	257	233	235	98%	110%	109%	101%	93%

AV-m	OG-80-154.5-156	231	230	207	220	99%	111%	104%	106%	95%

AV-m	OG-80-156-157.5	52	21	53	55	41%	40%	39%	104%	83%

AV-m	OG-80-157.5-159	151	155	143	155	102%	108%	100%	108%	100%

AV-m	OG-80-159-160.5	49	23	48	52	48%	49%	45%	108%	84%

AV-m	OG-80-160.5-162	20	8	23	23	40%	34%	34%	100%	90%

AV-m	OG-80-162-163.5

LA-o	OG-55-52.5-54	417	425	412	425	102%	103%	100%	103%	101%

LA-o	OG-55-54-55.5	599	538	513	529	90%	105%	102%	103%	88%

LA-o	OG-55-55.5-57	705	833	735	770	108%	106%	104%	102%	104%

LA-o	OG-55-57-58.5	553	538	532	530	97%	101%	101%	100%	96%

LA-o	OG-55-58.5-60	117	107	101	102	91%	106%	105%	101%	88%

LA-o	OG-55-60-61.5	75	77	84	92	103%	92%	84%	110%	112%

LA-o	OG-55-61.5-63	70	77	50	72	109%	153%	106%	144%	95%

LA-m	OG-48-51-52.5

LA-m	OG-48-58.5-60

LA-m	OG-48-60-61.5	149	158	152	148	106%	104%	107%	97%	102%

LA-m	OG-48-61.5-63

RO-m	OG-48-81-82.5	147	226	206	220	154%	110%	103%	107%	148%

RO-m	OG-48-82.5-84	481	657	605	598	137%	109%	110%	99%	129%

RO-m	OG-48-84-85.5	070	179	165	165	110%	101%	101%	100%	109%

RO-m	OG-48-85.5-87	200	311	230	170	105%	104%	106%	97%	102%

RO-m	OG-48-87-88.5	94	140	138	138	149%	102%	102%	100%	148%

RO-m	OG-35-120-121.5	475	914	815	825	130%	105%	105%	101%	126%

RO-m	OG-35-121.5-123	831	035	962	986	124%	108%	105%	102%	120%

RO-m	OG-35-123-124.5	431	430	461	466	100%	93%	92%	101%	105%

RO-sm	OG-63-150-151.5	272	234	232	232	86%	101%	101%	100%	86%

RO-sm	OG-63-151.5-153	228	169	160	148	74%	105%	114%	93%	70%

RO-sm	OG-63-153-154.5	41	28	13	29	67%	212%	95%	223%	57%

RO-sm	OG-63-154.5-156	285	328	326	308	115%	101%	107%	94%	113%

RO-sm	OG-63-156-157.5	553	532	490	505	96%	109%	105%	103%	92%

	Average	452	480	461	465	98%	103%	97%	107%

The average of the 3 pulp assays compared to the average of the original samples is 104%.

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March 31, 2004, Amended July 15, 2004

Section 9

METALLURGICAL TESTING

There has been considerable metallurgical test work carried out throughout the life of this project. GLR has used Knappes, Cassiday and Associates (KCA) for bottle roll tests throughout the project. In 2003 KCA produced a scoping study regarding potential production from the Northeast area deposits. Input from KCA will be used in the Feasibility study that combines production from the Northeast area and the PGR Trend that is currently being prepared.

KCA Scoping Study (2003):

KCA carried out various tests on the mineralization and acknowledges tests carried out by AMMTEC on mineralization from the PGR Trend deposits that included apparent bulk density, Bond work Indices, gravity concentration followed by cyanide leaching, flotation tests and the abrasion indices.

KCA said,
“The results of the testwork conducted to date are sufficient for use in this scoping study. However additional testing to confirm the results, optimized operating parameters, and determine specific design factors, will have to be completed before detailed equipment selection can be undertaken.”

In their summary of the Mineral Processing & Metallurgical Testing section of their study they stated that:
“Metallurgical testwork has been performed on the Northeast Ocampo underground ore and ore from the Main Ocampo district, which has very similar geology, mineralogy and ore occurrence. Composite samples made from core of each ore type were tested. The work investigated gravity concentration, flotation and agitation leaching. No carbon-in-leach (CIL) testing was completed because of the high silver to gold ratio makes this technique uneconomic when compared to a continuous countercurrent decantation (CCD) circuit.”

The scoping study concentrated on the agitation leach results.

Gold and Silver Recovery:

The mineralogy of the deposits in the Ocampo district is simple and consists of electrum, native silver and argentite. Trace

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amounts of galena and chalcopyrite are present. Based on visual examination of the core, the mineralization is generally fine grained. In the high grade sections large portions of visible native silver, electrum or gold are not seen.

The gold and silver mineralization has been shown to be cyanide soluble.

KCA in their scoping study of the Northeast deposits said:
“The ore, generally was very high grade, averaging 3.27 gpt Au and 517 gpt Ag. The projected gold recovery for use in this study, 96% was determined by averaging the 48-hour results of the test on the composite sample, and then applying process efficiency adjustments. The silver recovery used in this study, 93% was taken from the 24-hr result of the 5,000 gm NaCN/MT test (no process efficiency adjustments were applied, as these should be offset by longer leach time).”

In a report prepared for Bolnisi by Metallurgical Design and Management Pty Ltd (MDM) on the potential of exploiting the PGR Trend zones only, the recoveries that were used in that study were 95% for gold and 93% for silver based on the planned flotation followed by cyanidation.

Other Work:

KCA noted in their 2003 report that other work was needed. This included Reserve and Resource clarification and site testwork regarding the infrastructure and tailings.

In addition they noted that the flowsheet that they presented appeared to be economically robust and they thought that further work should be directed to identify equipment design parameters. They also noted that much of the testing that had been done was on the Main Ocampo zone (PGR) mineralization.

The currently planned operation will combine production from both the Northeast area and the PGR Trend.

Since the KCA report in 2003, work has proceeded to prepare for the feasibility study that is underway.

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March 31, 2004, Amended July 15, 2004

Section 10

RESOURCE ESTIMATES

Resource estimates have been carried out by GLR in 2001, 2002 and 2003. These resources have been audited by WGM and PAH and found to be in keeping with generally accepted industry practice. The audits have met with the rules of National Instrument 43-101, Standard Disclosure for Mineral Projects.

Considerable work has been done since the last resource estimate. Most of the drilling and the underground work was and still is directed at the confirmation of the known zones or extending these zones at depth or along strike. GLR is compiling the new drilling and sampling results in preparation for an up to date resource estimation. The metallurgical and other studies were directed at the necessary details to complete a production feasibility study.

GLR releases to the public the results of their drilling and other studies and can be accessed at www.gammonlake.com.

Based on the examination of the results of this year’s drilling and underground sampling it appears that the resource is essentially as previously estimated with the grade and tonnage being quite close within the volume of the previous resource estimate. The difference in the resource will come from the closer spaced sampling giving added confidence to the zones. Over all, it is expected that the work in this past year will increase the Measured Resource and increase the Inferred Resource.

The overall project resource will be increased as drilling has extended the zones both along stike and down dip. The underground drilling along strike in the San Juan structure has disclosed a previously unknown shoot. The recently discovered La Esperanza vein demonstrates the effectiveness of the underground development program adding to the resource base.

The following is to show how the recent drilling has confirmed the previous drilling results.

San Juan:

Drilling from underground has located a new mineralized shoot. The new shoot is similar in grade to previously drilled shoots in

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the San Juan vein. The drilling results on the new San Juan shoot can be seen on the section below.

Drifting has started on the San Juan vein. The first 8 m of drifting on the San Juan vein averaged 13.9 g Au/t and 355 g Ag/t over an average width of 2.9 m. The results for the next 15 m of drifting on the vein are pending.

Section provided by GLR

Figure 6: San Juan Long Section

The following picture was taken on March 21, 2004 at the face of the San Juan drift.

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

Photo 1: Greg Liller at San Juan Drift Face

Aventurero:

In the sections below, the surface drill holes numbered OG62 and higher and the underground holes have been drilled since the last resource estimate. They confirm the vein expectations.

The Avenurero vein has been drifted along and sampled on the first level. To date, 102 m of the Aventurero vein have been exposed and sampled. This section of the vein averaged 7.5 g Au/t and 225 g Ag/t over an average width of 2.2 m.

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March 31, 2004, Amended July 15, 2004

Section provided by GLR

Figure 7: Aventurero Grade x Thickness Long Section

Section provided by GLR

Figure 8: Aventurero Ramp Area

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March 31, 2004, Amended July 15, 2004

Resource Classification:

GLR in their resource estimations used the classifications as prescribed in the National Instrument 43-101.

Mineral resources are sub-divided into 3 categories depending on the geological confidence. The lowest level or the resource with the least confidence is the Inferred category. The next level of confidence is the Indicated category and the level with the most confidence is the Measured category.

The definitions for each of the categories are given here for clarity.

INFERRED RESOURCE

An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

INDICATED RESOURCE

An Indicated Mineral Resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

MEASURED RESOURCE

A Measured Mineral Resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support

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production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

NORTHEAST AREA RESOURCES

The Northeast Area resources were calculated originally as part of the overall project review that was done in 2001. The results of the project view are given later. Based on further information the resources of the Northeast Area were re-estimated in 2002 and 2003. Both of these estimates were audited by PAH. As the 2003 estimate is the most up to date the details are given below.

Method of Estimation:

The estimation method used by GLR in 2003 was similar to the methods used in the previous estimations.

Zone outlines (mineralized boundaries) were digitized by GLR in AutoCAD on cross sections using local geologic control. An external cut-off grade of 3 g/t equivalent Gold (eAu) was used for the “underground” portion of the resources. The silver to gold ratio used was 65:1. The 3 g/t eAu cutoff was derived from data generated by PAH in the 2002 report and reflects a reasonably realistic underground mining cut-off grade.

A minimum true thickness of 1 m was required to define a resource block. This is based on the realistic minimum mining thickness as indicated by GLR’s mining contractor.

Up to 3 samples (4.6 m) of internal waste could be incorporated into the composite, as long as the next sample exceeds the 3 g/t eAu cut-off and the composite grade exceeds 3 g/t eAu.

The average gold and silver grades were calculated using Excel spreadsheets. The assay data was imported into the spreadsheets directly from CSV files furnished by ALS Chemex.

The assay length was a consistent 1.5 m if the metric drill pipe was used or 1.524 m if the pipe was of English manufacture.

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PAH in their report said, “In general, the deposits are structurally controlled and have good continuity along strike and down dip. The zones are open at depth in most areas.” PAH participated in some of the zone interpretations on the cross sections.

The digitized cross sectional outlines were divided into mineralized blocks, projecting half of the distance to adjacent drill holes on each section and between sections. Intercepts that were below the cut-off grade or the minimum true thickness were used to interpret the zone continuity but were not used in the resource estimate. The interpretation of the zones was aided by the information from the surface and underground old workings, but was not used for grade estimation.

The areas of the blocks was determined in AutoCad and multiplied by the width of the block (the distance between the sections) to give a volume. The volume was converted to tonnes using a density of 2.5 tonnes per cubic metre (t/m3). This density has been determined on many samples and checked by both WGM and PAH. Examination of the core and the mineralization suggests that it is reasonable.

The tonnage and grade was estimated for each mineralized block on each section and tabulated. All calculations were made using Excel spreadsheets. Cross section A730 shown in FIGURE 8 is an example of the method used.

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from PAH report (2003)

Figure 9: Las Anamas Cross Section LA235

Grade Capping:

It should be noted that for the resource estimations there has been no attempt to cap or otherwise limit the effect of very high grade gold or silver samples. On examination of the assay results and the check analysis, especially of the bottle roll test results, it appears that it may be necessary to introduce some method to limit the high grades for the Reserve estimations.

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Additional studies on the appropriate procedures for grade capping are recommended.

Method of Classification:

The resource was classified as measured, indicated or inferred based on the spacing of the information and allowable projections.

MEASURED RESOURCE

Blocks that were projected 25 m or less from any drill hole between cross sections and had data support on all four sides were categorized as Measured. One section allowed an additional 5 m projection length to 30 m in one direction only.

INDICATED RESOURCE

Blocks that were projected half way to the nearest drill hole up to 50 m and generally defined as blocks that had support on three sides or less, where section spacing exceeded 50 m or where the block was at the end of the zone were categorized as Indicated. The end of the zone could be either the strike or down dip extension of the mineralization. The average total width of the blocks for the Indicated Resource was 70 m.

INFERRED RESOURCE

The Inferred blocks were estimated based on the average true thickness of all measured and indicated blocks. This was calculated separately for each mineralized structure. The Au and Ag grades were based on the weighted average (by strike length and down dip extension) for each structure. Inferred blocks were projected up to 100 m up or down dip from indicated blocks. If the structure was open along strike the projection distance from indicated blocks was 100 m.

Previous studies estimated an Inferred Resource for untested or under drilled portions of the mineralized structures. The estimated volume was based on the known length and width of the mineralization and an assumed depth projection. The average grade of the known intercepts was used. A “percentage factor” of 50% to account for the assumed proportion of mineralized structure was then applied to the volume calculation to arrive at

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an Inferred Resource. Since the information on the surface areas of the NE deposits is essentially the same as it was for the previous estimate in April 2002. This previous method was used to estimate an Inferred Resource for the Northeast surface resources. Dip length was restricted to 100 m.

The previous surface resources that were audited by WGM and PAH used an eAu of 0.5 g/t as a cut-off and a gold to silver ratio of 1:50. The current eAu is calculated at a gold to silver ratio of 1:65. Using this new ratio a previous 0.5 g/t eAu if made up solely of silver would now only be 0.38 g/t.

PAH Northeast Area Resources (2003):

The total of the Measured and Indicated (M & I) Resources in the Northeast Area, both underground and at surface is approximately 5.9 million tonnes grading 4.0 g Au/t and 202 g Ag/t.

The total of the Measured and Indicated Resources that would be mined underground is approximately 3.5 million tonnes grading 5.9 g Au/t and 302 g Ag/t.

Table 12: Northeast Area M & I Resources

Measured Resources	Tonnes X 1000	Au g/t	Ag g/t

Aventurero	209	10.88	344

Rosario	231	5.01	429

San Juan	7	9.33	853

Total NE Underground Measured	447	7.82	396

Brenda Surface Measured	190	1.37	103

Total Northeast Ocampo Measured	637	5.90	309

Indicated Resources	Tonnes X 1000	Au g/t	Ag g/t

Aventurero	1,085	4.6	212

Las Animas	410	6.4	327

Rosario	912	7.2	395

Maria	360	3.8	64

San Juan	291	5.0	462

Total NE Underground Indicated	3,058	5.6	288

Total NE Surface Indicated	2,187	1.3	51

Total Northeast Ocampo Indicated	5,245	3.8	189

TOTAL NORTHEAST OCAMPO M & I	5,882	4.0	202

values from PAH report Cut-off grades are the same as for all resources.

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Table 13: Northeast Area Inferred Resources

Inferred Resources, Underground	Tonnes X 1000	Au g/t	Ag g/t

Aventurero	1,216	7.4	258

Las Animas	449	6.6	288

Rosario	2,034	5.8	307

Maria	242	3.9	69

San Juan	577	5.0	450

Total NE Underground, Inferred	4,518	6.1	298

Inferred Resources, Surface	Tonnes X 1000	Au g/t	Ag g/t

San Juan	588	0.9	47

Brenda	370	1.2	56

Maria	150	1.1	34

Total NE Surface, Inferred	1,108	1.1	47

Total Northeast Ocampo Inferred	5,626	5.1	189

Cut-off grade for “Underground” resources is 3 g/t eAU at 1:65 gold to silver ratio. Cut-off grade for “Surface” was originally calculated at 0.5 g/t eAU at a 1:50 gold to silver ratio.

The Inferred Resource for underground is larger than the total of the underground M & I Resource. This is not surprising as the area has good potential.

The total of the Inferred Resources in the Northeast Area, both underground and at surface is approximately 5.6 million tonnes grading 5.1 g Au/t and 248 g Ag/t.

The total of the Inferred Resources that would be mined underground is approximately 4.5 million tonnes grading 6.1 g Au/t and 298 g Ag/t.

OCAMPO AREA RESOURCES

WGM Ocampo Area Resources (2001):

The resources of the area were estimated by GLR and audited by WGM. The method of calculation was essentially the same as was described above and for that reason it is not described here.

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The cut-off grade used for these estimations was 0.5 g eAU. At least 2 samples (3 m) were needed to establish a resource block.

The Aventurero and San Juan — Balvanera deposits were assumed to be underground targets and for that reason the cut-off grade used for estimating those resources was 4.0 g eAu/t.

The eAu was calculated on a gold to silver ratio of 1:50. This is different from the more recent calculation and has been noted above.

The projections for the Indicated category may have been more liberal in some areas but the difference was not of a serious nature.

The values in the following table that summarizes M & I Resources of the area has been taken from WGM’s report.

Table 14: Ocampo Measured and Indicated Resources

Measured and Indicated Resources Ocampo Area	Tonnes X 1000	Au g/t	Ag g/t

Measured	7,671	1.40	67

Indicated	14,019	1.46	51

Total Ocampo Area	21,690	1.44	57
Measured and Indicated Resources

values from WGM report
Cut-off grade 0.5 g/t eAu calculated at 1:50 gold to silver ratio

In addition to the M & I Resources there is an Inferred Resource of approximately 5.8 million tonnes at a grade of about 1.7 g Au/t and 86 g Ag/t.

These resources for all of the Ocampo area are inclusive of the Northeast Area that was detailed above. The Northeast Area M & I Resources included in this estimation are approximately 3 million tonnes grading 2.44 g Au/t and 105 G Ag/t. The Northeast Area accounts for about 25% of the eAu ounces in the total M & I Resource. In the total Inferred Resource, the Northeast Area accounts for about 16 % of the tonnage and 40% of the eAu ounces. As can be seen if the PAH 2003 results for the Northeast Area are compared with the 2002 resource estimate, the drill program in the Northeast Area had the effect of increasing the tonnage but more dramatically increasing the grade.

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The PGR Trend deposits are also included in the Ocampo area resources. Four of the PGR deposits account for the bulk of the tonnage. These four deposits are the Conico, Picacho, Refugio and the Plaza de Gallos. Combined the M & I Resources for these four deposits total approximately 16.6 million tonnes. Some of these deposits are near surface and potentially can be mined by open pit.

PAH Pit Resources (2002):

PAH carried out a study on the open pit potential of the resources in the 4 main PGR deposits. They examined the same data that was used for the WGM Resource estimate that is given above and developed potential open pits. The section Figure 9 is included to show the general distribution of the resources within the pits.

from PAH report (2002)

Figure 10: Plaza de Gallos, Pit Section PDG 290

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March 31, 2004, Amended July 15, 2004

The Resources were divided up into two groups, low grade and high grade resources. The high grade resources were blocks above 1 g eAu/t and the low grade blocks were from 0.5 to 1.0 g eAu/t.

Combined, the 4 pits, including the high and low grade blocks, account for approximately half of the Resource in these 4 deposits.

The total of the M & I Resources in the potential pits on the four deposits (Conico, Picacho, Refugio and the Plaza de Gallos) is 8.4 million tonnes grading 1.5 g Au/t and 71 g Ag/t.

The high grade portions (above 1 g eAU/t) account for 6.5 million tonnes grading 1.81 g Au/t and 87 g Ag/t.

Summary of Resource Estimates:

The first resource estimate for the Ocampo Area gave an overall M & I Resource of approximately 22.6 million tonnes grading 1.44 g Au/t and 57 g Ag/t.

As exploration progressed, the potential for 4 pits in the PGR Trend and underground mining in the Northeast Area was recognized. These were included the overall Ocampo Area.

The pit resource estimation gave an M & I Resource, within 4 pits, of approximately 8.4 million tonnes at 1.5 g Au/t and 71 g Ag/t.

The Northeast Area underground resource estimation gave an M & I Resource of 3.5 million tonnes grading 5.9 g Au/t and 302 g Ag/t.

The exploration done since these estimates has continued to confirm the tonnage and grades in the deposits.

Overall there is still a lot of potential in the area. Mining underground in the area of the pits and other surface mining are possibilities.

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Section 11

CONCLUSIONS

The Ocampo gold-silver project of Gammon Lake Resources is in an historic mining district that has been operating off and on since 1804. There has been little development in recent times.

GLR has mining concessions on a large part of the area (3524.54 ha) including most of the known mineralization.

Exploration by GLR and others since 1998 has confirmed the potential of the properties.

GLR has conducted a staged, well run exploration program that has been well carried out with accepted engineering practice. The sampling methods and protocols have given results that can be relied upon for further development of the properties.

The staged exploration has been very rewarding. As the exploration progressed the expectations of each stage have increased and each stage has been able to confirm or exceed the expectations for the deposits. Currently the exploration is being carried out with drilling on surface and from the GL ramp that is being driven at the Aventurero vein.

Although there has been considerable exploration done by GLR at Ocampo there is still a lot of potential for discovering additional resources.

Some of the mineralized zones are accessible by open pits, however there appears to be a significant tonnage of higher grade material that can be accessed from underground, utilizing an adit and a ramp. The historical operations indicate that simple stoping methods can be employed to extract the mineralization.

At the present time, a production feasibility study is being carried out for GLR. This will include all of the items necessary to be able to make economic evaluations regarding production at Ocampo.

The current plans call for mining from open pits and from underground. The ore will be processed in a mill that recovers the gold and silver with cyanide leach.

Metallurgical testing has indicated that good recoveries of the gold and silver can be obtained.

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A new Resource and Reserve estimate is being prepared as part of the feasibility study. It is expected that the recent drilling in the Northeast Ocampo area will have increased the tonnage of the Measured and Inferred Resources with the Indicated staying much the same. The current deep drilling program in the open pit PGR area, if successful, will further increase the overall project resource.

The anticipated production has not yet been proven to be viable. Until all of the tests are done, including geotechnical investigations, further metallurgical tests and appraisals and the Reserves estimated, it is not possible to reliably estimate the capital and production costs. This is common to most properties at this stage of development.

RECOMMENDATIONS

The program as it is now planned should continue. The current systems in place are working well and there is no need for any immediate changes.

The sample handling and assaying has been shown to be adequate. It is important for the Corporation to continue to monitor the handling and storage of samples as well as continuing to monitor the assaying labs with the Corporation's own check samples and with repeat analysis at another laboratory.

The new reserve and resource study that is being prepared as part of the feasibility study might indicate some changes to the drilling program. The grade distribution within the zones and the effect, if any, on the proposed mining grade should be studied as part of the reserve estimations.

The ramp and the planned trial stoping should be continued.

Orono, Ontario
March 31, 2004	Glenn R. Clark, P.Eng.
Amended July 15, 2004	Glenn R. Clark & Associates Limited

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Section 12

CERTIFICATE OF QUALIFICATIONS

I, Glenn R. Clark, am a professional engineer and principal of Glenn R. Clark $ Associates Limited, Orono, Ontario, Canada

1.	I am a Professional Engineer, registered as a Consulting Engineer with the Association of Profesional Engineers of the Province of Ontario, Canada. Registration number 8506016.

2.	I graduated from the University of Toronto in 1958 with the degree of Bachelor of Applied Science in Geology.

3.	I have been engaged in mineral exploration and mine development for more forty-five years.

4.	This report was prepared at the request of Mr. B.H. Langille the CEO of Gammon Lake Resources Inc.

5.	As a result of my experience and education, I am a "Qualified Person" as defined in National Policy 43-101.

6.	The sources of all information are noted in the report. The information provided by the various parties to the best of my knowledge and experience is correct.

7.	I am not aware of any material fact or material change that is not reflected in this report.

8.	I am independent from Gammon Lake Resources Inc. in accordance with the application of Section 1.5 of National Instrument 43-101

9.	I have read National Instrument 43-101 and Forms 43-101F1. This report has been prepared in compliance with these documents.

10.	I have no personal interest, nor do I expect to receive any interest, directly or indirectly, in the properties or the securities of Gammon Lake Resources Inc.

12.	I consent to the filing of this report with any stock exchange or other regulatory authority and any publication by them, including electronic publication of this report, in the public company files on their websites accessible to the public.

13.	This report is based on the examination of the available data including previous reports and discussions with the involved geologists. A site visit to Ocampo properties was made from March 19-21, 2004 for the purpose of this report.

Orono, Ontario March 31, 2004. Amended July 15, 2004	Glenn R. Clark, P.Eng.

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Appendix A

TERMS and DEFINITIONS

The following acronyms and terms are common throughout this report.

GLR refers to Gammon Lake Resources Inc.

PAH refers to Pincock Allen and Holt. (mining consultants)

Ocampo Area refers to the concession area held by GLR located at Ocampo Mexico.

Northeast Area refers to the northeast section of the Ocampo Area.

CAG refers to Computer Aided Geosciences Ltd.

Mogul refers to Mogul Mining NL.

Augusta refers to Augusta Resource Corporation.

Soyopa refers to Minerales de Soyopa S.A de C.V.

LVG refers to the Lower Volcanic Group.

UVG refers to the Upper Volcanic Group.

PGR and PGR Trend refer to the northwest structural trend extending across the southern portion of the Ocampo Area.

g/t refers to grams per dry metric tonne.

MMA refers to Millennium Mining Associates.

KCA refers to Kappes, Cassiday & Associates.(mining & metallurgy)

WGM refers to Watts, Griffis and McOuat Limited.(geol. & eng.)

eAu refers to the gold equivalent, (based on Au and Ag content)

UNITS

All units are metric unless otherwise noted.

ha refers to hectares (1 ha = 2.471 acres)

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Appendix B

REFERENCES

There are a number of previous reports regarding the Ocampo project. The information in these technical reports and the information supplied by Gammon Lake was relied upon for this review.

In particular the reports of PAH were heavily relied upon.

Pincock, Allen and Holt, July 2003, Ocampo Gold-Silver Project, Northeast Area Resource Update, Chihuahua, Mexicofor Gammon Lake Resources

Kappes, Cassiday and Associates, July 2003, Northeast Ocampo Scoping Study for Gammon Lake Resources

Metallurgical Design and Management Pty Ltd, September 2003, Ocampo Gold/Silver Project, Bankable FeasibilityStudy for Bolnisi Gold

The reference list starting on the next page has been taken from the PAH 2003 report and is given here as the reports used relied on some of these references for the contained information.

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PAH References:

1

1.	Article 3l, Section 1 of the “LEY GENERAL DEL EQUILIBRIO ECOLOGICO Y LA PROTECCION AL AMBIENTE EN MATERIA DE IMPACTO AMBIENTAL.” ANEXO 1, THE NOM-120-ECOL-1997

2.	Behre Dolbeard de Mexico, 1997, Qualifying Report of the Minera Fuerte Mauo Group of Claims, Ocampo, Chihuahua, Mexico for Vetta Ventures Inc.

3.	Behre Dolbear de Mexico, 1999, Qualifying Report of the Minera Fuerte Mayo Group of Claims, Ocampo, Chihuahua, Mexico, Behre Dolbear de Mexico, S.A. de C.V., March, 1999

4.	Brockoven, Neil T., 1980, Reconnaissance Geology of the Yécora-Ocampo area, Sonora and Chihuahua, Mexico. Unpublished Masters Thesis.

5.	Buchanan, L.J., 1981, Precious metal deposits associated with volcanic environments in the southwest: Arizona Geological Society Digest, v. 14, p. 237-262.

6.

Byington, C.B. and Bybee, R.W., 2000, An Integrated Structural Analysis and Target Identification of the Ocampo Gold-silver Project, Chihuahua, Mexico, Millennium Mining Associates: For Gammon Lake Resources, Inc., Internal Unpublished Report.

7.	Cárdenans Vargas, José, Editor, 1994, Monografia Geológica-Minera del Estado de Chihuahua, Consejo de Recursos Minerales, Publication M-14e, SEMIP.

8.	Computer Aided Geosciences, 1998, Preliminary Resource Study for Ocampo Gold/Silver Project, Chihuahua, Mexico: Prepared for La Reina Resources, Internal Company Report.

9.	Consejo de Recursos Minerales, 1994, Monografia Geologico-Minero del Estado de Chihuahua; Consejo de Recursos Minerales, Pub. no. M-14E, Pichuca, Hgo., Mexoci, 297p.

10.	Davies, R., 1999, Ocampo Gold Silver Project, Drilling Program January-February 1999, Chihuahua, Mexico, for: Augusta Resource Corporation, April 13, 1999.

11.	De la Fuente Lavalle, Fernando and Padilla Palma, Manuel Editors, 1995, Estudio Evaluativo para el Desarrollo Minero del Distrito Ocampo, Chihuahua, Mexico. Consejo de Recursos Minerales.

12.	Emmons, William H., 1937, Gold Deposits of the World. MacGraw-Hill Publishers.

13.	Gammon Lake Resources Inc., 1998, Minera Fuerte Mayo Claim Grop, Executive Summary. Unpublished Internal Company Report, Ocampo, Chihuahua, Mexico.

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

14.	Gammon Lake Resources Inc., 1999, Sampling at Minera Fuerte Mayo Claim Group. Unpublished Company Report, Ocampo, Chihuahua, Mexico.

15.	Gammon Lake Resources, Inc., 2001, Annual Information Form, December 20, 2001.

16.	Henry, C.D., 1975 Geology and Geochronology of the Granitic Batholith Complex, Sinaloa, Mexico: Ph.D. dissertation, University of Texas, Austin, 158p.

17.	Henry, C.D., and Aranda-Gomex, J.J., 1992, The Real Southern Basin and Range: Mid-to late Cenozoic extension in Mexico: Geology, v. 20 p. 701-704.

18.	Kappes,Cassiday & Associates, 1998, Ocampo Project Final Report of Cyanide Leach Tests, January 1998, Prepared for: La Reina Resources, Internal Company Report.

19.	Kappes,Cassiday & Associates, 1999, Ocampo Project Results of Analyses and Bottle Roll Leach Tests, January 1999, Prepared for: Augusta Resources, Internal Company Report.

20.	Kappes,Cassiday & Associates, 1999, Report of Bottle Roll Leach Tests, Ocampo Project, November 1999, Prepared for: Gammon Lake Resources, Internal Company Report.

21.	Kappes, Cassiday & Associates, 2001, Ocampo Project Report of Metallurgical Testwork, June 2001.

22.	Kappes, Cassiday & Associates, 2001, Ocampo Project, Heap Leach Pad and Pond, Preliminary Design and Cost Estimate, March 7, 2001.

23.	Knowling, R.D., 1977, The Geology and Ore Deposits of the Ocampo district, Municipio de Ocampo, Chihuahua, Mexico: M.S. Thesis, university of Iowa, 167p.

24.	Kociumbas, Michael W., Watts, Griffis and McQuat Limited, 2001, Audit of the Resources of the Ocampo Gold-Silver Project, Mexico, For Gammon Lake Resources.

25.	La Reina-Mogul,1998, Draft, Ocampo Gold Silver Project, Project Summary Report, July 17, 1998.

26.	Leahey,T.A., 1998, Preliminary Resource Study for Ocampo Gold/Silver Project, Chihuahua, Mexico. Prepared for La Reina Resources, Inc., by Computor Aided Geoscience, Project #14007, February 27, 1998.

27.

Lewis Geoscience Services Inc., 1998, Reconnaissance Study of Structural Controls on Mineralization and Exploration Potential of the Minera Fuerte Mayo Claim Group, Ocampo, Chihuahua, Mexico for Vette Ventures, Inc.

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Ocampo Project, Gammon Lake Resources
March 31, 2004, Amended July 15, 2004

PAH References (contd)

28.	Minerales de Soyopa, Undated, Brief Report on the Mining Properties Located in Ocampo, Chihuahua, Mexico: Undated Company Report by Minerales de Soyopa S.A. de C.V.

29.	Norman, George, 1998, Compilation Report on the Minera Fuerte Mayo Group of Claims, Ocampo District, Ocampo, Chihuahua, Mexico for Churchill Resource Group Inc.

30.	Pincock, Allen and Holt, 2000, The Geology and Exploration Potential of the Ocampo Project (Update) Chihuahua, Mexico, For Gammon Lake Resources.

31.	Pincock, Allen and Holt, 2002, Ocarnpo Gold-Silver Project, Preliminary Assessment, Chihuahua, Mexico, For Gammon Lake Resources.

32.	Southworth, J.R., 1905, The Mines of Mexico. Blake and Mackenzie printers, Liverpool, England.

33.	Swanson, E. R., 1977, Reconnaissance Geology of the Tomochic-Ocampo Area, Sierra Modre Occidental, Chihuahua, Mexico: PhD dissertation, University of Texas, Austin.

34.	Swanson, E. R., and McDowell, F.W., 1984, Calderas of the Sierra Madre Occidental Volcanic Field, Western Mexico, Journal of Geophysical Research, V.89, p. 8787-8799.

35.	Vatcher, Howard, 1999, Ocampo gold and Silver Project, Summary Update and Recommendations for Gammon Lake Resources, Unpublished Company Report

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